Form 10-K405, Exhibit 13
period 1995-03-31
ZURN INDUSTRIES INC
filed 1995-06-27
CIK 109446

EXHIBIT 13
          ELECTRONIC FORMAT OF PAGES OF ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED MARCH 31, 1995 INCORPORATED BY REFERENCE

ANNUAL REPORT PAGE 13

FIVE YEAR CONSOLIDATED FINANCIAL SUMMARY

Year Ended March 31           1995       1994       1993       1992       1991
(Thousands of Dollars Except Per Share Amounts)
OPERATING DATA
Net sales                 $463,181   $785,688   $669,841   $596,532   $696,728
Income (loss) before
   accounting changes        9,324    (13,876)    27,488     11,512     30,737
Accounting changes                                          (16,734)
Net income (loss)            9,324    (13,876)    27,488     (5,222)    30,737
Earnings per share:
   Before accounting changes   .76      (1.12)      2.20        .91       2.46
   Accounting changes                                         (1.33)
   Net income (loss)           .76      (1.12)      2.20       (.42)      2.46
Common stock cash dividends
   declared per share          .88        .88        .88        .88        .82

FINANCIAL POSITION AT YEAR END
Liquid assets             $ 54,838   $ 65,433   $ 90,643   $ 69,723   $ 41,568
Working capital            155,535    160,516    183,778    171,497    159,727
Property, plant,
   and equipment            56,162     57,003     70,423     67,138     73,131
Total assets               414,696    447,893    490,178    441,132    437,317
Debt and capital leases     11,553     13,806     20,934     18,164     13,121
Shareholders' equity       218,930    221,583    249,098    237,601    250,856
   Per share of
     common stock            17.73      17.86      20.03      18.90      20.22

GENERAL STATISTICS
Capital expenditures      $  8,863   $  9,180   $ 14,318   $ 10,697   $  8,925
Depreciation and
   amortization              9,676     10,687     10,649     11,539     12,292
Shareholders of record       5,355      6,277      6,278      6,445      6,499
Average common shares
   outstanding (thousands)  12,355     12,438     12,521     12,606     12,513
Common stock price range:
   High                     23 3/8     39 1/2     40 3/4     39 1/4     51 1/8
   Low                      16 3/4     22 3/4     27 3/4     30 1/4     29 1/2

1994 includes costs relating to litigation ($38,902 - $2.00 per share) and a plant closing and the write off of assets ($23,000 - $1.15 per share). 1992 includes restructuring costs ($14,700 - $.72 per share) and changes in accounting for postretirement benefits other than pensions and for income taxes.




ANNUAL REPORT PAGE 13

UNAUDITED QUARTERLY FINANCIAL DATA
                                     Year Ended March 31, 1995               Year Ended March 31, 1994
                                 First    Second     Third    Fourth     First    Second     Third    Fourth
                               Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
(Thousands Except Per Share Amounts)
Net sales                     $114,385  $112,169  $114,531  $122,096  $288,776  $215,493  $142,724  $138,695
Gross profit                    23,893    25,475    22,761    29,332    35,314    29,462    28,865    22,587
Net income (loss)                1,944     2,472     1,362     3,546   (16,628)    6,825     4,922    (8,995)
   Per share                       .16       .20       .11       .29     (1.34)      .55       .40      (.73)
Common stock:
   Cash dividends declared         .22       .22       .22       .22       .22       .22       .22       .22
   Market price:
      High                      23 3/8    20 3/8    19 5/8    19 1/2    39 1/2    35        33        29 3/4
      Low                       19        16 7/8    16 3/4    16 7/8    31 3/8    30 1/8    25 1/8    22 3/4

Fiscal 1995 unusual income items are interest ($546) and income taxes totaling $.07 per share in the fourth quarter from the settlement of prior year state assessments and $.03 per share during the year from adjusting plant closing provisions.

Fiscal 1994 unusual items are $38,902 ($2.00 per share) in the first quarter as a result of a jury verdict in connection with a power plant construction contract and related legal costs, $7,000 ($.34 per share) in the second quarter and $16,000 ($.81 per share) in the fourth quarter for plant closings and asset write-offs, and benefits in the second quarter of $8,363 ($.41 per share) from the recovery of an account receivable previously written off and $.15 per share from revaluing net deferred tax assets.

Common stock market prices as reported in The Wall Street Journal.








                                                     -19-

ANNUAL REPORT PAGE 14

FINANCIAL REVIEW
Sales And Earnings
The single most significant factor affecting consolidated sales has been the change in Power Systems segment revenues which dropped by $300.7 million in fiscal 1995, reflecting the depressed domestic independent power market, after increasing by $111.0 million in 1994 and $80.1 in 1993. The Water Control segment's sales of plumbing products increased $21.6 million in 1995, almost doubling 1994's growth, while water resource construction revenues were off $27.1 million, slightly more than the fiscal 1994 increase. Lynx Golf sales suffered in an extremely competitive market for premium-priced clubs until the introduction of new irons in the fourth quarter of fiscal 1995.
   Generally gross profit margin percentages have been affected from year to year by the types and numbers of projects the Power Systems segment has under construction. While the segment's margin was minimally higher this year, the effect of the Water Control segment and Lynx Golf on the consolidated margin increase was greater than their individual profit improvements because of the lower Power Systems segment revenues. Last year the consolidated margin was lower primarily because of the high costs and weak market for steam generating systems manufactured by the Power Systems segment and increased costs incurred by Lynx Golf. Inflation's effect on the Company's costs over the last three years has not been as great as the consumer price index change due to cost containment measures and, in fiscal 1995, outsourcing programs which reduced the costs of many manufactured products. Most cost increases have been recovered currently.
   Marketing and administration expenses for the most part do not bear a direct relationship to sales volumes. These expenses have increased in each of the last two years as a result of the plumbing products sales growth and new product introduction costs, but more than half of the fiscal 1995 effect was offset by lower costs in the steam generating systems business. The fiscal 1994 increase almost equaled the $5.4 million incurred in fiscal 1993 by businesses which have been sold. Compared to the two most recent years, marketing and administration expenses in 1993, excluding the costs of disposed businesses, was lower because Lynx Golf spent less for advertising and promotion.
   The unusual items are described in the notes to consolidated financial statements and discussed elsewhere in this review. The items in the footnote table increased income $.06 and $.02 per share in fiscal 1995 and 1993 and they reduced income $2.74 per share in fiscal 1994. In addition, the income tax refunds and adjustments associated with the 1995 and 1993 state tax settlements increased income for those years by $.04 and $.14 per share, respectively. The revaluation of net deferred tax assets resulting from a tax law change added $.15 per share in fiscal 1994.
   Interest income derived from financial instruments has not been significantly affected by changing interest rates or amounts of liquid assets available for investment over the last three years as rates increased when cash declined. The higher income levels in 1995 and 1994 came from interest on federal income tax refunds in the current year, the financing of equipment




ANNUAL REPORT PAGE 14

for customers' projects by the Power Systems segment in both years, and the segment's long-term receivables in fiscal 1994. Interest expense on long-term obligations has declined in each of the last three years, but the total has increased as a result of providing for interest on the recorded litigation liability.
   Tax exempt investment income was a larger percentage of the lower pretax income in fiscal 1995 and 1994 and, therefore, had a greater impact on the effective tax rates. Also because of the income level, state taxes were a greater percentage of the overall effective rate this year. Settlement of prior year state tax assessments significantly reduced the effective tax rates in fiscal 1995 and 1993.
   The net income (loss) per share for the last three years was: 1995 - $.76; 1994 - $(1.12); 1993 - $2.20. Absent the unusual items, net income per share would have been: 1995 - $.66; 1994 - $1.47; 1993 - $2.04.

Backlog                           1995      1994      1993
(Millions)

Power Systems                     $ 65      $159      $422
Water Control                      122        69       137
Lynx Golf                           23         5        10
Mechanical Power Transmission       11        11        11
                                  $221      $244      $580
Completion after fiscal 1996 is expected for 4% of the Power Systems and Mechanical Power Transmission amounts at March 31, 1995. The $90 million backlog of a Power Systems segment 50% owned joint venture is not included in the table for 1995.

Power Systems
The segment's design, engineering, and construction of power plants have made it the Company's most significant source of revenues since 1989. The sharp decline in fiscal 1995 revenues was the result of the weak domestic market, and much of the work on plants completed in 1995 had been performed in fiscal 1994 which had a record high beginning of the year backlog. Six power plants were completed in 1995, six in 1994, and three were completed in 1993. Weak markets also have impacted the segment's equipment manufacturing businesses which suffered a 26% sales decline in 1995 following a 21% decline in fiscal 1994.
   The gross profit margin from construction of power plants in fiscal 1995 was affected by cost overruns. These included additional costs to complete some projects that were started as early as fiscal 1992 which were substantially offset by profit estimate revisions on other projects. Also, greater than estimated subcontracting costs led to deferring until fiscal 1996 profit recognition from a project which contributed 27% of 1995's construction
revenues.   Margins on steam generating systems improved as the result of outsourcing high cost manufacturing that previously had been performed in Company-owned facilities which, together with the sales decline, adversely




ANNUAL REPORT PAGE 14

affected the Company's overall gross profit margin in fiscal 1994. The Power Systems segment's fiscal 1995 operating loss is attributable to the lower revenues, cost overruns, and the higher cost of developing the international markets for small- to medium-sized private power plants with long order lead times. The segment had an operating loss in fiscal 1994, rather than a $19.1 million profit, because of the $50.8 million of unusual items for litigation, plant closing costs, and the recovery of an account receivable written off in fiscal 1992. In fiscal 1993, its operating profit was reduced by unusual litigation costs and the lower operating levels of the equipment manufacturing businesses.
   Power Systems revenues and operating profit from the domestic market are expected to be substantially lower in the near term because of the excess electric power generation capacity. For the balance of the decade, the North American market for new capacity could be about half the size of the early 1990s. The segment will not reflect the entire amounts for international projects in its revenues because they likely will be performed by a consortium such as the 50% owned joint venture which is responsible for the first such project being built in Australia. Rather, the segment's operating profit will include its equity in the earnings of the ventures which may be lower as the result of profit sharing with its partners and the highly competitive nature of the international markets.

ANNUAL REPORT PAGE 15

Water Control
Plumbing products, the segment's largest business, had a 22% sales increase in fiscal 1995 from higher prices and, to a lesser extent, new products introduced over the last several years which drove the 13% sales gain in 1994. Water resource construction project revenues were off 32%, after increasing 42% in fiscal 1994, as a result of the low beginning of the year backlog which was only partially replenished by the end of fiscal 1995. Revenues from the installation of fire protection sprinkler systems were lower in each of the last two years, reflecting the depressed, highly-competitive West Coast commercial construction market, after increasing in each of the earlier three years. The segment's total fiscal 1994 sales were 14% greater than 1993's after excluding the effect of businesses sold in the fourth quarter of that year. The unusual items note to the consolidated financial statements includes other information about changes in the Water Control segment's operations resulting from dispositions and an acquisition.
   The segment's fiscal 1995 operating profit improvement was dampened by reduced margins on water resource construction projects, including the effects of delays experienced in the fourth quarter caused by severe flooding in California, and new product development costs. The fiscal 1994 operating profit did not benefit from that year's sales increase because of lower margins on those sales and the development costs for new plumbing products.
As a result of downsizing, the fire sprinkler systems business' 1995 operating profit was more than double 1994's when it made a positive contribution after a small loss in fiscal 1993.
   While the plumbing products business has continued to outperform the nonresidential construction market it serves, the Water Control segment's

ANNUAL REPORT PAGE 15

backlog changes from year to year are generally attributable to the water resource construction business. Because the Southern California market it serves has a continuing need to expand and upgrade its water and wastewater infrastructure, there should be new projects that can be bid successfully and managed profitably.

Lynx Golf
Worldwide sales in an extremely competitive market were down 35% through fiscal 1995's third quarter, but ended the year off 22%. The partial recovery came from sales of new irons which have experienced the most successful new product introduction in Lynx's history. In fiscal 1994, domestic sales of golf clubs and accessories, 36% of which were derived from new metal woods which subsequently lost their popularity, experienced a small decline that was offset for the most part by a 28% sales increase in the European Union.
   Advertising and promotion, new product introduction costs, and surplus capacity in the last three years have been significant factors contributing to the operating losses. The fiscal 1994 loss includes $2.4 million for the disposition of discontinued products and $.9 million for the write off of manufacturing assets not being used. While manufacturing difficulties initially encountered in producing the new metal woods were solved in fiscal 1994, the excess costs contributed to the losses in both that year and fiscal 1993. Orders for the new irons accelerated during fiscal 1995's fourth quarter driving the year-end backlog for spring and summer shipments to the highest level in Lynx's history.

Mechanical Power Transmission
The $37 million sales level of the last two years is 7% greater than fiscal 1993 despite the continuing weak and competitive market for industrial equipment in the United States. The fiscal 1995 operating profit was off slightly, after excluding from 1994 the effect of an unusual item, as the result of management and operating changes, including exiting some minor product lines, and the costs of beginning an expansion into European and other foreign markets. In 1994, the segment's profit was depressed by a $1.8 million charge for the write off of a minority investment in a product line which no longer fit its future direction.

Corporate And Others
The sales in fiscal 1993 are attributable to businesses which have been sold. Corporate income that year resulted from the reversal of interest ($4.6 million) which had been accrued in connection with a state income tax dispute which was settled and from gains on the sales of businesses ($4.6 million).

Financial Condition
Liquidity is important to the Company's ability to take on construction contract commitments. Year-end liquid assets amounted to $54.8 million, down from the $90.6 million accumulated at the end of fiscal 1993 primarily from the then growing level of power plant and water resource construction activities. Less cash was provided by fiscal 1995's operations as the result of the lower earnings and the payment of accrued expenses, including most of the plant closing costs provided for in fiscal 1994. The amount of cash

ANNUAL REPORT PAGE 15

provided by operations in fiscal 1994 was nominal partly because of the steam generating systems business and Lynx Golf losses. Cash from operations also was affected in both years by the reductions in advance billings on contracts collected in fiscal 1993. The reductions offset the fiscal 1995 accounts receivable collections and, in 1994, they were almost double the benefit of utilizing inventories which had been purchased in the prior year.
   The cash from investing activities in fiscal 1995 provided 51% of the funds needed to pay dividends to shareholders. Dividend payments have been the largest nonoperating use of cash in the last two years. Other significant uses of funds have been for investments in facilities and equipment ($32.4 million over the last three years), treasury stock purchases, long-term investments, including the purchase of a plumbing products business in fiscal 1994, and the payment of income taxes and interest in connection with the fiscal 1993 settlement of prior year tax assessments.
   Most of the working capital components were reduced in both fiscal 1995 and 1994 as construction activities slowed, and total working capital was diminished as a result of the Lynx Golf and Power Systems losses, including the litigation provision in fiscal 1994. Working capital amounted to $155.5 million at year end and the 2.1 to 1 current ratio was one-tenth point higher than its historical level.
   Power plant performance efficiency payments earned by the Power Systems segment in fiscal 1994, but payable in future years, more than offset the $5.0 million reduction in long-term investments that resulted from relinquishing the limited partnership investment related to the collection of the $8.4 million construction contract receivable which was fully reserved in fiscal 1992. In fiscal 1992, $8.2 million was borrowed pursuant to the terms of a 1991 sales-type lease transaction. Otherwise, long-term debt has been reduced over the last four years by scheduled payments and conversions of debentures into common stock. Should financing be necessary in the future, the Company has a revolving credit agreement which is described in the debt and line of credit note to the financial statements.
   The Power Systems segment may find it necessary to make substantial equity and debt investments in power plant projects if it is to successfully compete in the domestic and international markets. Otherwise, no item, including the litigation disclosed in the unusual items, commitments and contingencies note to the financial statements, is expected to have a future material effect on the Company's financial position. However, if all issues which led to the unusual litigation provision are lost on appeal, the resulting cash expenditure, net of the ensuing income tax payment reductions, could be more than $34 million.
   The $.22 per share quarterly dividend paid to shareholders since mid-fiscal 1991 was reduced to $.10 per share for the second quarter of fiscal 1996 as the result of a decision made on June 8, 1995 that the Company needed greater flexibility for growth opportunity investments in power plants or other business expansion. Prospectively, dividend payments will be based on future earnings trends and expectations and investment needs or, if it should occur, the loss of the litigation appeal. Total capital employed at March 31, 1995 amounted to $230.5 million which includes $218.9 million ($17.73 per share of common stock) of shareholders' equity. The March 1995 equity to debt ratio was 19 to 1.

ANNUAL REPORT PAGE 16

CONSOLIDATED FINANCIAL POSITION

March 31                                                  1995        1994
(Thousands)

ASSETS

Current Assets
Cash and equivalents                                  $  6,360   $   4,137
Marketable securities                                   48,478      61,296
Accounts receivable                                    115,373     132,328
Inventories and contracts in progress                   84,264      86,379
Income taxes                                            38,751      41,880
Other assets                                             5,153       5,642
Total Current Assets                                   298,379     331,662

Property, Plant, And Equipment                          56,162      57,003

Investments                                             35,447      35,958

Other Assets                                            24,708      23,270

                                                      $414,696    $447,893

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable                                $ 49,758    $ 47,948
Advance billings on contracts in progress               14,623      31,369
Litigation                                              27,501      25,937
Insurance                                               12,436      14,065
Salaries, wages, and payroll items                      10,761      13,622
Income taxes                                               612       1,012
Other liabilities                                       27,153      37,193
Total Current Liabilities                              142,844     171,146

Long-Term Obligations                                    9,525      10,972

Retirement Obligations                                  43,397      44,192

Shareholders' Equity
Common stock, $.50 par value per share
   100,000 authorized - 12,570 issued                    6,285       6,285
Capital in excess of par value                          35,637      36,226
Retained earnings                                      182,393     183,670
Treasury stock - 230 and 166 shares                     (5,385)     (4,598)
                                                       218,930     221,583
Commitments And Contingencies

                                                      $414,696    $447,893
See notes to consolidated financial statements.
ANNUAL REPORT PAGE 17


CONSOLIDATED OPERATIONS


Year Ended March 31                                1995       1994       1993
(Thousands Except Per Share Amounts)

Net Sales                                      $463,181   $785,688   $669,841

Cost of sales                                   361,720    669,460    542,993
Marketing and administration                     92,935     90,278     89,636
Unusual items                                    (1,191)    53,539       (384)
Interest income                                  (5,037)    (5,067)    (3,907)
Interest expense                                  4,065      3,334      2,406
Other income                                     (2,695)    (2,380)    (1,731)
Income (Loss) Before Income Taxes                13,384    (23,476)    40,828
Income tax expense (benefit)                      4,060     (9,600)    13,340
Net Income (Loss)                             $   9,324  $ (13,876) $  27,488

Earnings (Loss) Per Share                          $.76     $(1.12)     $2.20































ANNUAL REPORT PAGE 17

INDUSTRY SEGMENT DATA

                                                Mechanical
                                                    Power  Corporate
                         Power     Water     Lynx   Trans-       And
                       Systems   Control     Golf  mission    Others    Total
(Thousands)

Year Ended March 31, 1995
Net sales             $161,381  $232,862  $30,462  $37,486  $    990 $463,181
Operating profit
  (loss)                (4,768)   28,441  (12,444)   3,159       410   14,798
Corporate expense                                                      (1,414)
Income before
  income taxes                                                         13,384
Identifiable assets    102,710   128,032   48,127   24,973   110,854  414,696
Capital expenditures       775     5,358    1,037    1,538       155    8,863
Depreciation and
  amortization           1,553     3,962    1,796    1,627       738    9,676


Year Ended March 31, 1994
Net sales             $462,049  $246,465  $39,284  $37,179  $    711 $785,688
Operating (loss)
  profit               (31,699)   22,095  (14,424)   1,877        43  (22,108)
Corporate expense                                                      (1,368)
Loss before
  income taxes                                                        (23,476)
Identifiable assets    122,021   124,042   48,482   26,902   126,446  447,893
Capital expenditures     1,599     3,923    2,244    1,190       224    9,180
Depreciation and
  amortization           3,063     3,623    1,631    1,617       753   10,687


Year Ended March 31, 1993
Net sales             $351,053  $232,393  $39,626  $34,717  $ 12,052 $669,841
Operating profit
  (loss)                10,495    21,549   (3,124)   2,731     1,292   32,943
Corporate income                                                        7,885
Income before
  income taxes                                                         40,828
Identifiable assets    139,592   109,659   54,642   28,094   158,191  490,178
Capital expenditures     4,373     4,491    2,601    2,329       524   14,318
Depreciation and
  amortization           3,343     3,498    1,367    1,709       732   10,649



See notes to consolidated financial statements.


ANNUAL REPORT PAGE 18


CONSOLIDATED CASH FLOWS

Year Ended March 31                                1995       1994      1993
(Thousands)

OPERATIONS
Net income (loss)                              $  9,324   $(13,876)  $27,488
Items not affecting cash from operations:
   Litigation                                               34,317
   Plant closings and asset write-offs             (645)    22,277
   Depreciation and amortization                  9,676     10,687    10,649
   Deferred income taxes                          5,980    (18,000)       40
   Miscellaneous                                   (471)      (429)   (4,400)
Changes in operating assets and liabilities:
   Receivables                                    3,251    (24,194)  (13,362)
   Inventories and prepaid expenses              (2,096)     9,145    (3,018)
   Trade accounts payable and accrued expenses  (11,900)   (18,533)   33,391
   Income taxes and interest                     (1,532)       403    (7,915)
Total From Operations                            11,587      1,797    42,873


INVESTING
Marketable securities                            14,679      1,771   (22,888)
Capital expenditures                             (8,863)    (9,180)  (14,318)
Long-term investments                            (2,226)    (1,143)      (34)
Notes receivable                                    763        100     1,909
Property, plant, and equipment disposals            639        300       474
Sales of operations                                 521      2,716     7,453
Purchase of business                                        (3,387)
Total From (Used For) Investing                   5,513     (8,823)  (27,404)


FINANCING
Dividends paid                                  (10,888)   (10,956)  (10,992)
Debt payments                                    (2,096)    (2,309)   (2,475)
Treasury stock purchased                         (1,926)    (2,632)   (5,563)
Stock options exercised                              33      1,569     1,395
Borrowing                                                                198
Total (Used For) Financing                      (14,877)   (14,328)  (17,437)


CASH AND EQUIVALENTS
Increase (decrease)                               2,223    (21,354)   (1,968)
Beginning of year                                 4,137     25,491    27,459
End Of Year                                    $  6,360   $  4,137   $25,491

See notes to consolidated financial statements.



ANNUAL REPORT PAGE 19


CONSOLIDATED SHAREHOLDERS' EQUITY


                                   Capital in
                           Common   Excess of   Retained   Treasury
                            Stock   Par Value   Earnings      Stock     Total
(Thousands)

Balance April 1, 1992       $6,282   $36,323    $194,996             $237,601
Net income                                        27,488               27,488
Cash dividends declared -
   $.88 per common share                         (10,961)             (10,961)
Treasury stock purchased -
   191 shares                                               $(5,563)   (5,563)
Conversion of debentures -
   10 shares                               1         (78)       214       137
Stock options - 48 shares        2       127         (41)     1,307     1,395
Pension minimum liability                           (310)                (310)
Currency translation                                (689)                (689)
Balance March 31, 1993       6,285    36,372     210,483     (4,042)  249,098

Net loss                                         (13,876)             (13,876)
Cash dividends declared -
   $.88 per common share                         (10,945)             (10,945)
Treasury stock purchased -
   99 shares                                                 (2,632)   (2,632)
Conversion of debentures -
   8 shares                             (114)                   227       113
Stock options - 64 shares                (32)       (248)     1,849     1,569
Investment unrealized loss                        (1,241)              (1,241)
Pension minimum liability                           (123)                (123)
Currency translation                                (380)                (380)
Balance March 31, 1994       6,285    36,226     183,670     (4,598)  221,583

Net income                                         9,324                9,324
Cash dividends declared -
  $.88 per common share                          (10,870)             (10,870)
Treasury stock purchased -
  103 shares                                                 (1,926)   (1,926)
Conversion of debentures -
  37 shares                             (577)                 1,095       518
Stock options - 2 shares                 (12)                    44        32
Investment unrealized loss                          (823)                (823)
Pension minimum liability                            716                  716
Currency translation                                 376                  376

Balance March 31, 1995      $6,285   $35,637    $182,393    $(5,385) $218,930

See notes to consolidated financial statements.

ANNUAL REPORT PAGE 20


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ZURN INDUSTRIES, INC.
The Company and its subsidiaries operate in four industry segments. Its products and services are marketed by the Company's sales organizations and through factory sales offices and independent representatives and agents. Generally credit is extended based on evaluations of customers' financial condition.
   The Power Systems segment designs, constructs, and operates small- to medium-sized alternate energy and combined-cycle power plants, designs steam generators and waste heat energy recovery and incineration systems, and produces equipment and fans to control emissions of solid particulate and gaseous pollutants. The segment's major construction contracts generally are with project financed entities with credit extended based on the financing without collateral. While most contracts have been for plants in the United States, recently the Company has focused on the Asia-Pacific and South American markets. Sales to individual customers amounting to more than 10% of consolidated sales were: 1994 - $192,456,000; 1993 - $77,957,000 and
$68,853,000.
   The Water Control segment manufactures and distributes plumbing products for the nonresidential construction markets in the United States and Canada with significant suppliers being located in China, Mexico, and the Pacific Rim. It also constructs a wide variety of systems to control and treat water and wastewater principally for government agencies in southern California and designs and installs fire sprinkler systems in the states of California, Hawaii, Texas, Utah, and Washington.
   Lynx Golf manufactures golf clubs in Nevada which are finished and assembled in California, Mexico, and Scotland for distribution with other purchased accessories to country club professionals, golf specialty shops, and distributors worldwide, with the principal markets being the United States, European Union, and Japan. The Mechanical Power Transmission segment manufactures and markets clutches, couplings, and universal joints in the United States and Europe directly and through licensing agreements.

SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation   The financial statements include the accounts of the
Company and its subsidiaries after elimination of significant intercompany transactions and accounts with reclassification of certain amounts to conform with the current year presentation. The reporting of amounts in the financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make assumptions and estimates. Actual results could differ from the estimates.

Investments   Marketable and irrevocable trust securities are available-for-
sale and are carried at their estimated fair values with unrealized gains and losses included in shareholders' equity as a component of retained earnings. Debt securities maturing within three months of purchase are cash equivalents.



ANNUAL REPORT PAGE 20

Certificates of deposit and notes receivable are carried at cost with interest recognized as it accrues. The sales-type lease represents the present value of future minimum rental payments. Business ventures are accounted for by the equity method, or carried at cost if less than 20% of the stock is owned.

Financial Instrument Fair Values   No class of instrument has a significant
difference between its carrying value and estimated fair value based on market quotations, projected cash flows, and other estimating methods.

Engineering and Construction Contracts   Revenue and costs on long-term
contracts are recognized by the cost-to-cost percentage-of-completion method, commencing when progress is sufficient to determine earnings with reasonable accuracy, based on estimates of total sales value and cost at completion. Earnings adjustments arising from changes in estimates are recognized currently. Estimated losses are recorded when identified.

Inventories   Inventories are valued at the lower of cost, which includes material, labor, and manufacturing overhead, or market.

Properties   Property, plant, and equipment are stated at cost.  Depreciation and amortization of properties are provided over their estimated useful lives by the straight-line method.

Advertising and Promotion Expense Commercial production and other advertising and promotion costs are expensed when incurred or ratably in relation to sales over the year in which the advertising is first used (1995 - $8,917,000; 1994
- - $8,222,000; 1993 - $5,164,000).

Foreign Currency Translation   Translation adjustments of foreign
subsidiaries, whose local currencies are their functional currencies, are included in shareholders' equity as a component of retained earnings.

Earnings Per Share   Earnings per share are based on net income or loss and
the average shares of common stock and dilutive stock options outstanding during the year (1995 - 12,355,000; 1994 - 12,438,000; 1993 - 12,521,000).

Industry Segment Data Operating profit is net sales less operating costs and certain corporate administrative expenses, allocated to the segments in relation to their sales, payrolls, and assets, and excludes interest expense. Corporate amounts include gains from sales of businesses, investment income, unallocated administrative expenses, and interest expense. Corporate assets consist principally of cash and equivalents, short-term marketable securities, long-term investments, and corporate headquarters and rental properties.

Change In Accounting Principles   Statement of Financial Accounting Standards
No. 115, "Accounting for Certain Investments in Debt and Equity Securities," reduced fiscal 1994 shareholders' equity by $1,241,000.




ANNUAL REPORT PAGE 21


UNUSUAL ITEMS, COMMITMENTS AND CONTINGENCIES

UNUSUAL ITEMS

Year Ended March 31                               1995       1994        1993
(Thousands)
Litigation                                                $38,902     $ 8,793
Plant closings and asset write-offs            $  (645)    23,000
Doubtful account recovery                                  (8,363)
Prior year state income tax settlement            (546)                (4,614)
Sales of businesses                                                    (4,563)
                                               $(1,191)   $53,539     $  (384)

The litigation charge was recognized as the result of a jury verdict against the Company in connection with a contract to construct an agricultural waste-burning power plant and includes $9,747,000 for the write-off of accounts receivable and legal costs (1994-$2,655,000; 1993-$8,793,000). If all issues are lost on the appeal which is being aggressively pursued, additional charges could reach $22,100,000, including interest on the unrecorded contingency which is not being accrued.
   In fiscal 1994, a decision was made to close the Energy Division manufacturing facilities because of uncompetitive costs and certain other assets were written off. The $8,400,000 of probable cash expenditures and $14,600,000 in asset write-downs charged to the industry segments were: Power Systems - $20,300,000; Lynx Golf - $860,000; Mechanical Power Transmission - $1,840,000. Substantially all the cash expenditure provision has been disbursed or allocated to retirement obligations and unused provisions were included in fiscal 1995's income.
   The Water Control segment sold Permutit and Vinylplex (fiscal 1993 sales - $16,519,000) in the fourth quarter of fiscal 1993 for cash ($7,992,000) and a 90-day note ($1,900,000) and, in fiscal 1993, it collected a $1,900,000 note from the sale of a business in the prior year. Operating profits of the businesses were nominal. It also purchased a plumbing products business in December 1993. An Other segment business (fiscal 1993 sales - $11,123,000) was sold effective with the beginning of fiscal 1994.
   In fiscal 1994, the Power Systems segment recovered an account receivable it had written off in fiscal 1992 and the revaluation of net deferred tax assets because of a tax law change reduced the Company's net loss for the year by $.15 per share. Interest from settlement of prior year state tax assessments included in unusual items and the associated income taxes amounted to $.07 per share in 1995 and $.14 per share in 1993.
   In the normal course of business, financial and performance guarantees are made in connection with major engineering and construction contracts and a liability is recognized when a probable loss occurs. Also, there are various claims, legal, and environmental proceedings which management believes will have no material effect on the Company's financial position or results of operations when they are resolved.



ANNUAL REPORT PAGE 21

FINANCIAL INSTRUMENTS
                                               Unrealized
March 31, 1995                  Cost       Gain          Loss      Fair Value
(Thousands)
Statement Classification
Cash and equivalents         $ 5,902                                  $ 5,902
Marketable securities         48,702       $  2        $  226          48,478
Other current assets           1,518         38                         1,556
Investments                   18,437        120         3,207          15,350
                             $74,559       $160        $3,433         $71,286

Investment Type
Certificates of deposit      $ 1,017                                  $ 1,017
Debt securities:
   United States Treasury      9,796                   $    1           9,795
   States and subdivisions    33,453       $ 29           251          33,231
   Tax exempt bond funds      21,128        131             3          21,256
   Mortgage-backed             9,165                    3,178           5,987
                             $74,559       $160        $3,433         $71,286

                                               Unrealized
March 31, 1994                  Cost       Gain          Loss      Fair Value
(Thousands)
Statement Classification
Cash and equivalents         $   123                                  $   123
Marketable securities         63,381       $ 11        $2,096          61,296
Other current assets           1,847         17             4           1,860
Investments                   15,507        140            36          15,611
                             $80,858       $168        $2,136         $78,890

Investment Type
Certificates of deposit      $   301                                  $   301
Debt securities:
   United States Treasury      8,788                   $    6           8,782
   States and subdivisions    33,135       $155           565          32,725
   Tax exempt bond funds      28,675         13             7          28,681
   Mortgage-backed             9,959                    1,558           8,401
                             $80,858       $168        $2,136         $78,890
The certificates of deposit and United States Treasury securities are pledged in lieu of customers holding construction contract retainage. Debt securities mature within three years except for mortgage-backed instruments maturing in various subsequent years.









ANNUAL REPORT PAGE 21

ACCOUNTS RECEIVABLE


(Thousands)
At March 31, 1995 accounts receivable include retainage on long-term contracts expected to be collected in fiscal 1996 - $9,233 and 1997 - $89.
Allowances deducted are: 1995 - $4,238; 1994 - $6,203.

INVENTORIES AND CONTRACTS IN PROGRESS

March 31                                                  1995           1994
(Thousands)
Finished products                                      $47,608        $44,208
Work in process                                         12,751         16,390
Raw materials and supplies                              15,577         13,386
Contracts in progress                                    8,328         12,395
                                                       $84,264        $86,379
Last-in, first-out (LIFO) method                            75%            71%
First-in, first-out (FIFO) method                           25             29

Inventory increase if only the FIFO method, which
approximates replacement costs, had been used          $13,100        $13,295

PROPERTY, PLANT, AND EQUIPMENT

March 31                                                  1995           1994
(Thousands)
Land and land improvements                            $  7,235       $  7,297
Buildings and leasehold improvements                    37,217         35,723
Machinery and equipment                                 99,154         95,761
                                                       143,606        138,781
Depreciation and amortization                           87,444         81,778
                                                      $ 56,162       $ 57,003

INVESTMENTS

March 31                                                  1995           1994
(Thousands)
Irrevocable trust securities for nonqualified
   pension, deferred compensation, and
   other employee plans                                $15,350        $15,611
Notes receivable                                         8,426          8,180
Sales-type lease                                         7,659          7,843
Business ventures                                        3,726          3,786
Other                                                      286            538
                                                       $35,447        $35,958





ANNUAL REPORT PAGE 22

DEBT AND LINE OF CREDIT
The Company has a $75,000,000 three-year commitment, annually extendable for one year by mutual agreement until March 2000, from a group of banks for letters of credit and revolving credit loans with interest, at the Company's election, at the agent bank's prime rate, or based on quoted bid rates for certificates of deposit or the London interbank market rate. Outstanding letters of credit issued under other arrangements amounted to $14,834,000 at March 31, 1995.
   Certain agreements contain restrictive covenants pertaining to the maintenance of working capital and net worth and limit certain indebtedness. Payment of the unsecured note is guaranteed by the lessee under a sales-type lease.

LONG-TERM OBLIGATIONS
March 31                                                  1995           1994
(Thousands)
Unsecured note - 8.46% interest                        $ 7,148        $ 7,493
Notes secured by various
   properties - 2% to 7% interest                        3,613          4,563
Capital lease obligations                                  792            915
5 3/4% Convertible Subordinated Debentures                                835
                                                        11,553         13,806
Less current portion                                     2,028          2,834
                                                       $ 9,525        $10,972

Year Ended March 31                        1995           1994           1993
(Thousands)
Interest incurred                        $4,089         $3,334         $2,406
Interest paid                             1,530          1,603          5,366
Interest capitalized                         24

Long-term obligation principal payments due in future fiscal years: 1996 - $2,028; 1997 - $1,641; 1998 - $1,494; 1999 - $949; 2000 - $544; thereafter -
$4,909.

RETIREMENT OBLIGATIONS
Substantially all employees are covered by noncontributory Company sponsored or multiemployer defined benefit plans. Benefits of stated amounts for each year of service are provided by the multiemployer plans and to 17% of the participants in the Company's plans, while benefits for others are based on years of service and the five highest years' compensation in the ten years prior to retirement, or compensation at retirement. Funding of Company sponsored plans, invested primarily in listed stocks and bonds and cash equivalents, is the minimum required by law and additional amounts as deemed appropriate from time to time. Contributions to multiemployer plans are related to hours worked or compensation levels.





ANNUAL REPORT PAGE 22

   The Company provides postretirement medical and death benefits for certain retirees and their spouses from unfunded plans. Employees participating in the primary pension plan on December 31, 1986, or in other plans through various dates ending in 1989, are eligible for these benefits. The Company also sponsors defined contribution plans.

FUNDING STATUS
March 31                         1995                          1994
                        Pension Plans     Medical    Pension Plans     Medical
                        Over     Under   And Life     Over    Under   And Life
                      Funded    Funded     Plans    Funded   Funded     Plans
(Thousands)
Actuarial present value
   of benefits:
      Vested        $ 74,964   $10,990  $ 20,613  $ 69,483 $ 25,363  $ 22,664
      Nonvested          897       249     4,570       424      402     6,663
      Accumulated     75,861    11,239    25,183    69,907   25,765    29,327
      Salary increases 6,682     1,495               8,264    1,617
      Projected       82,543    12,734    25,183    78,171   27,382    29,327
Plans' assets        125,686     3,910             121,657   16,932
Asset excess
   (deficiency)       43,143    (8,824)  (25,183)   43,486  (10,450)  (29,327)
Unrecognized:
   Net (gain) loss   (22,618)      521    (6,046)  (23,136)   2,105      (966)
   Initial asset      (3,478)     (155)             (4,092)    (187)
   Prior service cost   (331)     (573)               (329)    (805)
Minimum liability                 (669)                      (1,958)
Prepaid (accrued)
   cost             $ 16,716   $(9,700) $(31,229) $ 15,929 $(11,295) $(30,293)

   The fiscal 1995 declines in the actuarial present values of projected benefits generally are attributable to the obligation discount rate increase after a small reduction from adopting mortality tables established by the GATT treaty. The pension plans' net gain was offset by the lower than projected returns on assets included in the $15,056,000 of other pension costs. The funded status of one pension plan changed from marginally underfunded to overfunded in fiscal 1995. Most of the termination benefits and curtailment gains were included in the fiscal 1994 plant closing cost provision.













ANNUAL REPORT PAGE 22

COSTS
Company Defined Benefit Plans
                                Pension                   Medical and Life
Year Ended March 31     1995      1994      1993      1995     1994      1993
(Thousands)
Service cost        $  2,747  $  3,339  $  3,194    $  459   $  541    $  565
Interest               7,644     7,360     7,176     2,103    2,240     2,213
Termination benefits   1,111     2,652                          142
Curtailment (gain)
   loss                         (1,112)               (116)      63
Loss (return)
   on assets           3,764   (13,888)  (13,516)
Other                (15,056)    3,031     3,099                           78
Net expense
   (income)         $    210  $  1,382  $    (47)   $2,446   $2,986    $2,856

Other Plans
Year Ended March 31               1995                1994               1993
(Thousands)
Multiemployer                   $1,866            $  2,535             $3,397
Defined contribution               223                 341                272

ACTUARIAL ASSUMPTIONS

Year Ended March 31               1995                1994               1993
Obligation discount                8.5%               7.25%              7.25%
Compensation increase      4.85 to 8.0         4.35 to 7.5        4.35 to 7.5
Asset long-term return             9.0                 9.0                9.0
Health care cost trend rate       12.5                13.0               13.5

The accumulated medical and life plan obligation is attributable to: retirees - 67%; fully-eligible employees - 15%; other active employees - 18%. The assumed health care cost trend rate declines 1/2% each year to 5.25% in 2010. A 1% greater rate would increase the accumulated obligation by $2,547,000 and the annual expense by $373,000.

ANNUAL REPORT PAGE 23

SHAREHOLDERS' EQUITY
There are 1,998,000 shares of unreserved authorized preferred stock and 1,424,000 shares of common stock are reserved for the exercise of stock options.
   Three million shares of Second Series Junior Participating Preferred Stock ($1.00 par value, $2.00 liquidation preference to common stock, redeemable at the greater of $260 or four times the current common stock market price) are reserved for issuance on exercise of rights attached to outstanding common stock. The rights may be redeemed at $.025 per right and expire in May 1996. If 15% or more of the Company's common stock becomes beneficially owned by a person or group (subject to the Board of Directors' authority to defer


ANNUAL REPORT PAGE 23

distribution and exercise of the rights until 20% is acquired), or if an exchange or tender offer which would result in 15% or more ownership is commenced, the rightholders, except such beneficial owners, may purchase one-quarter share of the preferred stock at $65 per share or, for $65, they may purchase shares of the Company's common stock at one-half their market value. If other change in control events occur, the same rightholders may, for $65, purchase shares of the acquirer's common stock at one-half their market value.
   The Company's stock option plan provides for granting either nonqualified or incentive stock options to key employees to purchase no earlier than six months after the grant date shares of common stock at its market value on the grant date. Another plan provided for the annual distribution of nonqualified common stock options to each director who was not employed by the Company. Outstand-ing options expire on dates from June 1995 to January 2005. In lieu of cash, common stock was received and distributed on exercise of certain stock options.

STOCK OPTIONS
                                                                  Option Price
                                           Shares                    Per Share
(Thousands of Shares)
Year Ended March 31, 1995
Granted                                       262            $18.25  - $22.00
Exercised                                       2                       21.125
Canceled                                       15            21.125  -  21.25
At year end:
   Outstanding                                948             18.25  -  45.375
      Average                                                            31.26
   Exercisable                                465             28.75  -  45.375
   Available for grant                        476

Year Ended March 31, 1994
Granted                                       131            $32.75  - $37.25
Exercised                                      94            21.125  -  28.75
Canceled                                        5                       37.25
At year end:
   Outstanding                                703            21.125  -  45.375
      Average                                                           35.43
   Exercisable                                366            21.125  -  45.375
   Available for grant                        744

Year Ended March 31, 1993
Granted                                       159           $30.125 -  $35.00
Exercised                                      59            21.125 -   34.50
Canceled                                       10            28.75  -   41.00








ANNUAL REPORT PAGE 23

STOCK EXCHANGED

Year Ended March 31                                         1994         1993
(Thousands)
Options exercised                                             42           18
Shares received and distributed:
   Number                                                     30           11
   Market value                                             $884         $404
Additional shares issued                                      12            7
Charge to retained earnings                                 $248         $ 41

RETAINED EARNINGS COMPONENTS

March 31                                     1995           1994         1993
(Thousands)
Investment unrealized loss               $ (2,064)      $ (1,241)
Pension minimum liability                    (291)        (1,007)    $   (884)
Currency translation                         (912)        (1,288)        (908)
Retained earnings                         185,660        187,206      212,275

INCOME TAXES

NET DEFERRED TAX ASSET COMPONENTS

March 31                                                    1995         1994
(Thousands)
Retirement obligations                                   $14,140      $14,200
Litigation                                                10,090        9,550
Engineering and construction contracts                     5,350        4,830
Insurance                                                  4,650        5,480
Plant closings                                             3,690        6,850
Allowance for doubtful accounts                            3,560        4,410
Warranties                                                 2,900        4,000
Deferred compensation                                      1,660        1,750
State income taxes                                           100          290
Miscellaneous                                              2,420        2,840
                                                          48,560       54,200
Valuation allowance                                         (380)        (680)
Depreciation and amortization                             (6,440)      (5,770)
                                                         $41,740      $47,750

TAXES PAID

Year Ended March 31                         1995            1994         1993
(Thousands)
                                          $3,525         $ 9,357      $13,405





ANNUAL REPORT PAGE 23

PROVISIONS

Year Ended March 31                         1995            1994         1993
(Thousands)
Current federal                          $(1,510)       $  6,770      $12,810
Current state                                320           1,630        3,160
Prior year state tax settlement             (730)                      (2,670)
                                          (1,920)          8,400       13,300
Deferred federal                           4,830         (14,890)         270
Deferred state                             1,150          (1,260)        (230)
Deferred tax rate change                                  (1,850)
                                           5,980         (18,000)          40
                                         $ 4,060        $ (9,600)     $13,340

TAX RATE RECONCILEMENT

Year Ended March 31                         1995            1994         1993
Federal statutory rate                      35.0%          (35.0)%       34.0%
Tax exempt investment income                (6.1)           (4.6)        (2.5)
State income taxes, net
   of federal tax benefit                    8.6            (4.0)         4.8
Deferred tax valuation allowance            (2.2)            2.3
Prior year state tax settlement             (3.6)                        (4.3)
Miscellaneous                               (1.4)             .4           .7
Effective rate                              30.3%          (40.9)%       32.7%


























                                     -40-