Form 10-K405, Exhibit 13
period 1996-03-31
ZURN INDUSTRIES INC
filed 1996-07-01
CIK 109446

EXHIBIT 13
          ELECTRONIC FORMAT OF PAGES OF ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED MARCH 31, 1996 INCORPORATED BY REFERENCE

ANNUAL REPORT PAGE 18

FINANCIAL REVIEW

Business Restructuring
The decision to sell the Lynx Golf and Mechanical Power Transmission segments was made in the fourth quarter of fiscal 1996 and, accordingly, they are reported in the consolidated financial statements as discontinued operations. The segments' assets and liabilities at March 31, 1996 have been removed from the consolidated accounts and are presented in the statement of financial position as a single net asset resulting in significant decreases in accounts receivable, inventories, property, plant, and equipment, and long-term obligations compared to the fiscal 1995 amounts. The statements of consolidated operations and cash flows, industry segment data, and quarterly financial data have been restated to present separately for all periods the continuing operations of the Water Control and Power Systems segments and the discontinued operations.

SALES AND EARNINGS
The single most significant factor affecting consolidated sales and earnings has been the increases (1996 - $19.8; 1995 - $21.6; 1994 - $11.4 million) in the Water Control segment's sales of plumbing products. The segment's other businesses had sales increases totaling $30.4 million, derived primarily from a water resource construction project, and greater operating profits in fiscal 1996 following a $35.2 million sales decline the prior year. The $24.5 million decline in Power Systems segment revenues is attributable to fewer power plants being under construction in fiscal 1996 as the segment continued its transition into the international markets while the $300.7 million drop in fiscal 1995 reflected the depressed domestic independent power market.
   Increasing plumbing products sales and the 11% improvement in their gross profit margin percentage over the last three years more than offset the effects of the Power Systems segment and water resource construction margin percentage declines. In fiscal 1994, the consolidated margin was lower primarily because a greater proportion of the sales were derived from the Power Systems segment which has lower margins. In addition, the Power Systems segment experienced high costs and a weak market for the steam generating systems it manufactured. Inflation's effect on the Company's costs over the last three years has not been as great as the consumer price index change due to cost containment measures and, in fiscal 1996 and 1995, outsourcing programs which reduced the costs of many manufactured products. Most cost increases have been recovered currently.
   Marketing and administration expenses for the most part do not bear a direct relationship to sales volumes. These expenses have increased in each of the last two years as a result of the plumbing products sales growth and new product introduction costs and, in fiscal 1996, the acquisition of a business. The costs associated with the new Asia-Pacific office opened in



ANNUAL REPORT PAGE 18 CONTINUED

late fiscal 1995 were offset by lower costs in the Power Systems segment steam generating systems business and, in fiscal 1995, those lower costs were more than half of the plumbing products expense increase.
   The unusual items are described in the notes to consolidated financial statements and discussed elsewhere in this review. The items in the footnote table increased income $.22 and $.06 per share in fiscal 1996 and 1995 and they reduced income $2.61 per share in fiscal 1994. In addition, the income tax refund associated with the 1995 state tax settlement increased income for that year by $.04 per share. The revaluation of net deferred tax assets resulting from a tax law change added $.15 per share in fiscal 1994.
   Less interest income was derived from financial instruments in fiscal 1996 as cash balances declined. Higher interest rates in fiscal 1995 compared to 1994 mitigated the effect of lower cash levels. The higher income levels in 1995 and 1994 came from interest on federal income tax refunds in 1995, the financing of equipment for customers' projects by the Power Systems segment in both years, and the segment's long-term receivables in fiscal 1994. Interest expense on long-term obligations has declined in each of the last three years, but the total was higher as a result of providing for interest on the litigation liability recorded in fiscal 1994 which was settled in the third quarter of fiscal 1996. The greater amount of other income in fiscal 1996 is attributable to increased earnings of a power plant venture operated by the Power Systems segment and the sale of a minority interest investment in another company.
   Tax exempt investment income was a larger percentage of the lower pretax income in fiscal 1995 and 1994 and, therefore, had a greater impact on the effective tax rates. Also because of

ANNUAL REPORT PAGE 19

the income level in those years, state taxes were a greater percentage of the overall effective rates. Settlement of prior year state tax assessments significantly reduced the effective tax rate in fiscal 1995.
   The net income (loss) per share from continuing operations for the last three years was: 1996 - $1.41; 1995 - $1.24; 1994 - $(.49). Absent the
unusual items, continuing operations net income per share would have been:
1996 - $1.19; 1995 - $1.14; 1994 - $1.97.  Discontinued operations reduced net income by $.06, $.48, and $.63 per share in each of the three years. The losses declined primarily as the result of actions taken to lower operating losses being incurred by the Lynx Golf segment.

Backlog                                  1996          1995         1994
(Millions)

Water Control                            $ 98          $122         $ 69
Power Systems                              73            65          159
                                         $171          $187         $228

Completion after fiscal 1997 is expected for 5% of the Water Control and 9% of the Power Systems amounts at March 31, 1996.


ANNUAL REPORT PAGE 19 CONTINUED

Water Control
Plumbing products, the segment's largest business, had sales increases of 16% in fiscal 1996 and 22% in 1995. $5.9 million of the 1996 increase was derived from the newly-acquired Sanitary-Dash business. Other sales increase contributors in both years were higher volumes, greater market share, price increases, and new products introduced over the last several years which drove the 13% sales gain in 1994. Water resource construction project revenues in 1996 were slightly less than fiscal 1994's level and declined 32% in 1995 as a result of the low beginning of the year backlog. Revenues from the installation of fire protection sprinkler systems were up 11% in fiscal 1996 after declining in each of the last two years as the result of the depressed, highly-competitive West Coast commercial construction market. The acquisitions note to the consolidated financial statements provides additional information about plumbing products businesses acquired by the Water Control segment.
   The segment's fiscal 1996 and 1995 operating profit improvements were dampened by reduced margins on water resource construction projects, including the effects of unanticipated contract costs in 1996 and delays experienced in 1995's fourth quarter caused by severe flooding in California, and new plumbing product development costs. As a result of downsizing and, in fiscal 1996, increased revenues, the fire sprinkler systems businesses' operating profit more than doubled in each of the last two years.
   While the plumbing products business has continued to outperform the nonresidential construction market it serves, the Water Control segment's backlog changes from year to year are generally attributable to the water resource construction business. Because the Southern California market it serves has a continuing need to expand and upgrade its water and wastewater infrastructure, there should be new projects that can be bid successfully and managed profitably.

Power Systems
During the 1990-1994 period, the segment's design, engineering, and construction of power plants made it the Company's most significant source of revenues. The sharp decline in fiscal 1995 revenues was the result of the weak domestic market, and much of the work on plants completed in 1995 had been performed in fiscal 1994 which had a record high beginning of the year backlog. Weak markets also have impacted the segment's equipment manufacturing businesses which suffered sales declines of 13%, 26%, and 21% in 1996, 1995, and 1994, respectively.
   The gross profit margins from construction of power plants were affected by cost overruns in both fiscal 1996 and 1995. In 1996, there were unanticipated costs on recent international projects and one domestic contract. In 1995, the overruns included additional costs to complete some projects that were started as early as fiscal 1992 which were substantially offset by profit estimate revisions on other projects. Margins on steam generating systems have improved each year as the result of outsourcing high cost manufacturing that had been performed in Company-owned facilities until fiscal 1995. Those costs, together with the sales decline, adversely affected the Company's overall gross profit margin in fiscal 1994.


  The Power Systems segment's fiscal 1996 and 1995 operating losses are attributable to the lower revenues, cost overruns, and the higher cost of developing the international markets for

ANNUAL REPORT PAGE 20

small- to medium-sized private power plants with long order lead times and, in 1996, the cost of closing a domestic office. The segment had an operating loss in fiscal 1994, rather than a $19.1 million profit, because of the $50.8 million of unusual items for litigation, plant closing costs, and the recovery of an account receivable written off in fiscal 1992.
   Power Systems revenues and operating profit from the domestic market are expected to remain at their low level in the near term because of the excess electric power generation capacity. For the balance of the decade, the North American market for new capacity will be substantially below the early 1990's level. The segment will not reflect the entire amounts for international projects in its revenues because they likely will be performed by consortiums such as the 50% owned joint venture which is responsible for the first such project being built in Australia. Rather, the segment's operating profit will include its equity in the earnings of the ventures which may be lower as the result of profit sharing with its partners and the highly competitive nature of the international markets.

Corporate
Compared to earlier years, fiscal 1996 expenses were offset by less investment income, the recognition of tax-related interest income associated with the litigation settlement described in the unusual items note to financial statements, and the gain from selling a minority interest investment in another company.

Financial Condition
Liquidity is important to the Company's ability to take on construction contract commitments. Year-end liquid assets amounted to $30.0 million, down from the $90.6 million accumulated at the end of fiscal 1993 primarily from the then growing level of power plant and water resource construction activities. Cash provided by continuing operations in fiscal 1996 would have been $21.9 million absent the $23.5 million net cash payments in connection with the litigation settlement. Less cash was provided by fiscal 1995's operations as the result of the lower earnings and the payment of accrued expenses, including most of the plant closing costs provided for in fiscal 1994. The amount of cash provided by continuing operations in fiscal 1994 was nominal partly because of the steam generating systems business loss. Cash from operations also was adversely affected in fiscal 1996 by the increase in contracts in progress and in the prior two years by the reductions in advance billings on contracts collected in fiscal 1993. The advance billings reductions offset the fiscal 1995 accounts receivable collections and, in 1994, they were almost double the benefit of utilizing inventories which had been purchased in the prior year.
   In addition to supplementing the cash used by operations in fiscal 1996 as a result of the litigation settlement, the marketable securities reduction was the source of the increase in cash and equivalents and provided funds for


capital expenditures, the plumbing products business acquisition, and the payment of dividends to shareholders. In fiscal 1995, the cash from investing activities provided 51% of the funds needed to pay dividends. The greater amount of capital expenditures in 1996 was for two new plumbing products facilities. Other significant uses of funds have been for ongoing investments in facilities and equipment, long-term investments, including the purchase of a plumbing products product line in fiscal 1994, and treasury stock purchases.
   The exclusion of the assets and liabilities of the discontinued operations from the individual working capital components in fiscal 1996 was the cause of most of the reductions from the prior year end. However, the accounts receivable and contracts in progress of continuing operations were greater as the result of the increase in construction activities by the Power Systems segment and the Water Control segment's water resource construction business. And more efficient cash management resulted in an increase in trade accounts payable. Most of the working capital components were reduced in both fiscal 1995 and 1994 as construction activities slowed. Year-end working capital without the discontinued operations' net assets averaged $118.2 million over the last three years and the fiscal 1996 year-end current ratio was equal to its historical level of 2.0 to 1.
   The Power Systems segment may find it necessary to make substantial equity and debt investments in power plant projects if it is to successfully compete in the domestic and international markets. Otherwise, no item, including the status of two power plant construction projects and the litigation described in the unusual items, commitments and contingencies note to the financial statements, is expected to have a

ANNUAL REPORT PAGE 21

future material effect on the Company's financial position. Should financing be necessary in the future, the Company has a revolving credit agreement which is described in the debt and line of credit note to the financial statements.
   The $.22 per share quarterly dividend paid to shareholders since mid-fiscal 1991 was reduced to $.10 per share effective with the second quarter of fiscal 1996 payment as the result of a decision that the Company needed greater flexibility for growth opportunity investments in power plants or other business expansion. Prospectively, dividend payments will be based on future earnings trends and expectations and investment needs. Total capital employed at March 31, 1996 amounted to $238.5 million which includes $231.0 million ($18.71 per share of common stock) of shareholders' equity. The March 1996 equity to debt ratio was 31 to 1.

Subsequent Event
As stated in the note to financial statements, it was determined in June 1996 that the Company's earnings for the first quarter of fiscal 1997 would be reduced by approximately $3 million because of recent adverse weather and labor conditions at the Australian site of the power plant being constructed by the Power Systems segment's 50% joint venture.






ANNUAL REPORT PAGE 22

FIVE YEAR CONSOLIDATED FINANCIAL SUMMARY

Year Ended March 31           1995       1994       1993       1992       1991
(Thousands of Dollars Except Per Share Amounts)
OPERATING DATA
Net sales                 $421,539   $395,233   $709,225   $595,498   $536,532
Continuing operations
   income (loss)            17,288     15,159     (6,009)    29,750     14,584
      Per share               1.41       1.24       (.49)      2.38       1.16
Common stock cash dividends
   declared per share          .40        .88        .88        .88        .88

FINANCIAL POSITION AT YEAR END
Liquid assets             $ 30,031   $ 54,838   $ 65,433   $ 90,643   $ 69,723
Working capital            173,836    155,535    160,516    183,778    171,497
Property, plant,
   and equipment            42,054     56,162     57,003     70,423     67,138
Total assets               394,647    414,696    447,893    490,178    441,132
Debt and capital leases      7,549     11,553     13,806     20,934     18,164
Shareholders' equity       230,955    218,930    221,583    249,098    237,601
   Per share of
      common stock           18.71      17.73      17.86      20.03      18.90

GENERAL STATISTICS
Capital expenditures      $ 10,238   $  6,288   $  5,746   $  9,388     $7,237
Depreciation and
   amortization              6,527      6,253      7,439      7,573      8,537
Shareholders of record       4,822      5,355      6,277      6,278      6,445
Average common shares
   outstanding (thousands)  12,378     12,355     12,438     12,521     12,606
Common stock price range:
   High                     26         23 3/8     39 1/2     40 3/4     39 1/4
   Low                      18 3/8     16 3/4     22 3/4     27 3/4     30 1/4

Data has been restated for the effects of the 1996 decision to discontinue the Lynx Golf and Mechanical Power Transmission segments.

1994 included costs relating to litigation ($38,902 - $2.00 per share) and a plant closing and the write off of assets ($20,300 - $1.02 per share). 1992 included restructuring costs ($14,700 - $.72 per share).












ANNUAL REPORT PAGE 23

UNAUDITED QUARTERLY FINANCIAL DATA
                                     Year Ended March 31, 1996               Year Ended March 31, 1995
                                 First    Second     Third    Fourth     First    Second     Third    Fourth
                               Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
(Thousands Except Per Share Amounts)
Net sales                      $94,476  $103,267  $110,087  $113,709   $97,788   $97,131  $101,291   $99,023
Gross profit                    20,709    24,483    23,984    20,421    18,767    21,816    20,165    21,948
Continuing operations income     2,758     4,112     4,780     5,638     2,807     4,062     3,693     4,597
Discontinued operations          1,891       (37)   (1,286)   (1,186)     (863)   (1,590)   (2,331)   (1,051)
Net income                       4,649     4,075     3,494     4,452     1,944     2,472     1,362     3,546
Earnings per share:
   Continuing operations           .23       .34       .38       .46       .23       .33       .30       .38
   Discontinued operations         .15      (.01)     (.10)     (.10)     (.07)     (.13)     (.19)     (.09)
   Net income                      .38       .33       .28       .36       .16       .20       .11       .29
Common stock:
   Cash dividends declared         .10       .10       .10       .10       .22       .22       .22       .22
   Market price:
      High                      20 7/8    26        25 5/8    23 1/4    23 3/8    20 3/8    19 5/8     191/2
      Low                       18 3/8    19 7/8    20 1/4    19 3/8    19        16 7/8    16 3/4    16 7/8

Fiscal 1996 fourth quarter unusual income items were gains on sales of underutilized assets ($2,442) and tax-
related interest arising from the settlement of litigation ($2,152) totaling $.22 per share which were substantially offset by changes in the estimated costs of completing Power Systems segment international contracts.

Fiscal 1995 unusual income items were interest ($546) and income taxes totaling $.07 per share in the fourth quarter from the settlement of prior year state assessments and $.03 per share during the year from adjusting plant closing provisions.

Data has been restated for the effects of the fiscal 1996 fourth quarter decision to discontinue the Lynx Golf and Mechanical Power Transmission segments.

Common stock market prices as reported in The Wall Street Journal.



                                                     -37-
/TABLE

ANNUAL REPORT PAGE 24

CONSOLIDATED OPERATIONS


Year Ended March 31                                1995       1994       1993
(Thousands Except Per Share Amounts)

Net Sales                                      $421,539   $395,233   $709,225
Cost of sales                                   331,942    312,537    611,014
Marketing and administration                     70,194     64,517     62,019
Unusual items                                    (4,594)    (1,191)    50,839
Interest income                                  (3,368)    (5,035)    (5,035)
Interest expense                                  3,496      3,859      3,128
Other income                                     (2,559)    (1,303)    (1,351)
Continuing Operations Income (Loss)
  Before Income Taxes                            26,428     21,849    (11,389)
Income tax expense (benefit)                      9,140      6,690     (5,380)
Continuing Operations Income (Loss)              17,288     15,159     (6,009)
Discontinued operations:
   Loss from operations                             (18)    (5,835)    (7,867)
   Loss on disposal                                (600)
Net Income (Loss)                              $ 16,670  $   9,324  $ (13,876)

Earnings (Loss) Per Share
Continuing operations                             $1.41      $1.24     $ (.49)
Discontinued operations                            (.06)      (.48)      (.63)
Net income (loss)                                 $1.35      $ .76     $(1.12)

























ANNUAL REPORT PAGE 25

INDUSTRY SEGMENT DATA

                                                       Corporate
                              Water         Power            and
                            Control       Systems         Others        Total
(Thousands)

Year Ended March 31, 1996
Net sales                  $283,047      $136,856       $  1,636     $421,539
Operating profit (loss)      34,291        (7,808)           445       26,928
Corporate expense                                                         500
Income before income taxes                                             26,428
Identifiable assets:
   Continuing operations    154,520        90,861         92,013
   Discontinued operations
      and total                                           57,253      394,647
Capital expenditures          8,900         1,083            255       10,238
Depreciation and
   amortization               4,481         1,325            721        6,527

Year Ended March 31, 1995
Net sales                  $232,862      $161,381       $    990     $395,233
Operating profit (loss)      28,441        (4,768)           410       24,083
Corporate expense                                                       2,234
Income before income taxes                                             21,849
Identifiable assets:
   Continuing operations    128,032       102,710        110,854
   Discontinued operations
      and total                                           73,100      414,696
Capital expenditures          5,358           775            155        6,288
Depreciation and
   amortization               3,962         1,553            738        6,253

Year Ended March 31, 1994
Net sales                  $246,465      $462,049       $    711     $709,225
Operating profit (loss)      22,095       (31,699)            43       (9,561)
Corporate expense                                                      (1,828)
Loss before income taxes                                              (11,389)
Identifiable assets:
   Continuing operations    124,042       122,021        126,446
   Discontinued operations
      and total                                           75,384      447,893
Capital expenditures          3,923         1,599            224        5,746
Depreciation and
   amortization               3,623         3,063            753        7,439

See notes to consolidated financial statements.




ANNUAL REPORT PAGE 26

CONSOLIDATED FINANCIAL POSITION

March 31                                                  1996        1995
(Thousands)

ASSETS

Current Assets
Cash and equivalents                                  $ 16,195    $  6,360
Marketable securities                                   13,836      48,478
Accounts receivable                                     93,713     115,373
Inventories and contracts in progress                   69,753      84,264
Income taxes                                            32,340      38,751
Discontinued operations' net assets                     57,253
Other assets                                             3,904       5,153
Total Current Assets                                   286,994     298,379

Property, Plant, And Equipment                          42,054      56,162

Investments                                             37,611      35,447

Other Assets                                            27,988      24,708

                                                      $394,647    $414,696

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable                                $ 48,441    $ 49,758
Advance billings on contracts in progress               13,787      14,623
Salaries, wages, and payroll items                      10,404      10,761
Insurance                                               14,200      12,436
Litigation                                                          27,501
Other liabilities                                       26,326      27,765
Total Current Liabilities                              113,158     142,844

Long-Term Obligations                                    6,711       9,525

Retirement Obligations                                  43,823      43,397

Shareholders' Equity
Common stock, $.50 par value per share
  100,000 authorized - 12,570 issued                     6,285       6,285
Capital in excess of par value                          35,617      35,637
Retained earnings                                      194,418     182,393
Treasury stock - 229 and 230 shares                     (5,365)     (5,385)
                                                       230,955     218,930
Commitments And Contingencies

                                                      $394,647    $414,696
See notes to consolidated financial statements.
ANNUAL REPORT PAGE 27

CONSOLIDATED CASH FLOWS

Year Ended March 31                                1996       1995      1994
(Thousands)

OPERATIONS
Net income (loss)                              $ 16,670   $  9,324  $(13,876)
Items not affecting cash from
   continuing operations:
      Discontinued operations                       618      5,835     7,867
      Litigation                                                      34,317
      Plant closings and asset write-offs        (2,442)      (645)   20,476
      Depreciation and amortization               6,527      6,253     7,439
      Deferred income taxes                      11,350      4,820   (15,030)
      Miscellaneous                              (2,294)      (527)     (496)
Changes in operating assets and liabilities:
   Receivables                                   (6,044)     1,780   (25,941)
   Inventories and prepaid expenses              (2,520)      (905)    3,531
   Trade accounts payable and accrued expenses  (21,472)   (13,843)  (16,100)
   Income taxes and interest                     (1,962)    (1,408)      304
Total continuing operations                      (1,569)    10,684     2,491
Discontinued operations                          (2,484)       903      (694)
Total (Used By) From Operations                  (4,053)    11,587     1,797

INVESTING
Marketable securities                            34,868     14,679     1,771
Capital expenditures                             (9,138)    (6,288)   (5,746)
Purchase of business                             (5,967)              (3,387)
Sales of operations                               3,476        521     2,716
Long-term investments                             1,309     (2,226)   (1,143)
Notes receivable                                   (170)       763       100
Property, plant, and equipment disposals            167        571       236
Discontinued operations                          (1,772)    (2,507)   (3,370)
Total From (Used For) Investing                  22,773      5,513    (8,823)

FINANCING
Dividends paid                                   (6,415)   (10,888)  (10,956)
Debt payments                                    (1,458)    (1,078)   (1,334)
Treasury stock purchased                                    (1,926)   (2,632)
Stock options exercised                                         33     1,569
Discontinued operations                          (1,012)    (1,018)     (975)
Total (Used For) Financing                       (8,885)   (14,877)  (14,328)


CASH AND EQUIVALENTS
Increase (decrease)                               9,835      2,223   (21,354)
Beginning of year                                 6,360      4,137    25,491
End Of Year                                    $ 16,195   $  6,360  $  4,137

See notes to consolidated financial statements.

ANNUAL REPORT PAGE 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS DESCRIPTION
The Company and its subsidiaries operate in two industry segments. Its products and services are marketed by the Company's sales organizations and through factory sales offices and independent representatives and agents. Generally credit is extended based on evaluations of customers' financial condition.
   The Water Control segment manufactures and distributes plumbing products principally for the nonresidential construction markets in the United States and Canada with significant suppliers being located in China, Mexico, and the Pacific Rim. It also constructs a wide variety of systems to control and treat water and wastewater principally for government agencies in southern California and designs and installs fire sprinkler systems in the states of California, Hawaii, Texas, Utah, and Washington.
   The Power Systems segment designs, constructs, and operates small- to medium-sized alternate energy and combined-cycle power plants, designs steam generators and waste heat energy recovery and incineration systems, and produces equipment and fans to control emissions of solid particulate and gaseous pollutants. The segment's major construction contracts generally are with project financed entities with credit extended based on the financing without collateral. Since fiscal 1995, the Company has focused on the Asia-Pacific and South American markets; previously, most contracts had been for plants in the United States. Sales to individual customers amounting to more than 10% of consolidated sales were: 1995 - $42,253,000; 1994 - $192,456,000.
   The decision to sell the Lynx Golf and Mechanical Power Transmission segments before the end of fiscal 1997 was made in fiscal 1996.

SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation   The financial statements include the accounts of the
Company and its subsidiaries after elimination of significant intercompany transactions and have been restated for the decision to discontinue two business segments. The reporting of amounts in the financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make assumptions and estimates. Actual results could differ from the estimates.

Investments   Marketable and irrevocable trust securities are available-for-sale and are carried at their estimated fair values with unrealized gains and losses included in shareholders' equity as a component of retained earnings. Debt securities maturing within three months of purchase are cash equivalents. Certificates of deposit and notes receivable are carried at cost with interest recognized as it accrues. The sales-type lease represents the present value of future minimum rental payments. Business ventures are accounted for by the equity method, or carried at cost if less than 20% of the stock is owned.

Financial Instrument Fair Values   No class of instrument has a significant
difference between its carrying value and estimated fair value based on market quotations, projected cash flows, and other estimating methods.



ANNUAL REPORT PAGE 28 CONTINUED

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

Earnings Per Share   Earnings per share are based on income or loss and the
average shares of common stock and dilutive stock options outstanding during the year (1996 - 12,378,000; 1995 - 12,355,000; 1994 - 12,438,000).

Industry Segment Data Operating profit is net sales less operating costs and certain corporate administrative expenses, allocated to the segments in relation to their sales, payrolls, and assets, and excludes interest expense. Corporate amounts include gains from sales of businesses, investment income, interest expense, and administrative expenses allocated to discontinued operations and unallocated. Corporate assets consist principally of cash and equivalents, short-term marketable securities, long-term investments, and corporate headquarters and rental properties.

Accounting Pronouncement Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," disclosures are not required until fiscal 1997 and, as permitted by the Statement, the Company intends to continue accounting for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

ANNUAL REPORT PAGE 29

UNUSUAL ITEMS, COMMITMENTS AND CONTINGENCIES
The litigation charge was recognized as the result of a jury verdict against the Company in connection with a contract to construct an agricultural waste-burning power plant and includes $9,747,000 for the write-off of accounts receivable and $2,655,000 for legal costs. Settlement of the litigation in fiscal 1996 involved net cash payments of $23,500,000 and recognition of tax-related interest income, and provides future power plant investment, construction, and other business opportunities.
   The fiscal 1994 provision for closing the Energy Division manufacturing facilities of the Power Systems segment included $8,400,000 of probable cash


ANNUAL REPORT PAGE 29 CONTINUED

expenditures and $11,900,000 in asset write-downs. The cash expenditure provision has been disbursed or allocated to retirement obligations and unused provisions were included in fiscal 1995's income. The fiscal 1996 gain on sale of the equipment was $2,085,000.
   In fiscal 1994, the Power Systems segment recovered an account receivable it had written off in fiscal 1992, and the revaluation of net deferred tax assets because of a tax law change reduced the Company's net loss for the year by $.15 per share. Interest from settlement of prior year state tax assessments included in unusual items and the associated income taxes amounted to $.07 per share in 1995.
   The Power Systems segment had nearly completed the construction of one power plant and commenced work on another when, in March 1996, the State of Illinois Retail Rate Law of 1987 was repealed and resulted in a bankruptcy filing by the first project and the halting of work on the other. The projects' owner has filed suits challenging the retroactive application of the law's repeal. If the repeal is not reversed and the projects' assets, including debt funding by the owner, are insufficient, the Company could sustain up to a $14,000,000 pretax loss for which no provision has been made as management believes the Company's costs will be recovered.
   In the normal course of business, financial and performance guarantees are made in connection with major engineering and construction contracts and a liability is recognized when a probable loss occurs. Also, there are various claims, legal, and environmental proceedings which management believes will have no material effect on the Company's financial position or results of operations when they are resolved.

UNUSUAL ITEMS

Year Ended March 31                               1996         1995        1994
(Thousands)

Litigation                                     $(2,152)                 $38,902
Asset sales and plant closings                  (2,442)     $  (645)     20,300
Doubtful account recovery                                                (8,363)
Prior year state income tax settlement                         (546)
                                               $(4,594)     $(1,191)    $50,839

SUBSEQUENT EVENT
Adverse weather conditions and labor relations encountered subsequent to the end of fiscal 1996 at the site of the power plant being constructed by the Power Systems segment's 50% joint venture in Australia have increased the costs now expected to be incurred in completing the contract. The change in estimate is expected to reduce the Company's pretax earnings for the first quarter of fiscal 1997 by approximately $3,000,000.







ANNUAL REPORT PAGE 29 CONTINUED

FINANCIAL INSTRUMENTS
                                               Unrealized
March 31, 1996                  Cost       Gain          Loss      Fair Value
(Thousands)

Statement Classification
Cash and equivalents         $ 4,918                                  $ 4,918
Marketable securities         13,834       $  5        $    3          13,836
Other current assets           1,684         85                         1,769
Investments                   16,773         50         1,420          15,403
                             $37,209       $140        $1,423         $35,926

Investment Type
Certificates of deposit       $2,177                                   $2,177
Debt securities:
   United States Treasury      6,507                   $    3           6,504
   States and subdivisions    11,755       $ 13            12          11,756
   Tax exempt bond funds       7,721        127                         7,848
   Mortgage-backed             9,049                    1,408           7,641
                             $37,209       $140        $1,423         $35,926

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






ANNUAL REPORT PAGE 30

ACCOUNTS RECEIVABLE
(Thousands)

At March 31, 1996 accounts receivable include retainage on long-term contracts expected to be collected in fiscal 1997 - $9,841 and 1998 - $2,491. Allowances deducted are: 1996 - $2,647; 1995 - $4,238.

INVENTORIES AND CONTRACTS IN PROGRESS

March 31                                                  1996           1995
(Thousands)

Finished products                                      $45,386        $47,608
Work in process                                          3,708         12,751
Raw materials and supplies                               5,430         15,577
Contracts in progress                                   15,229          8,328
                                                       $69,753        $84,264
Last-in, first-out (LIFO) method                            77%            75%
First-in, first-out (FIFO) method                           23             25

Inventory increase if only the FIFO method, which
approximates replacement costs, had been used           $7,104        $13,100

PROPERTY, PLANT, AND EQUIPMENT

March 31                                                  1996           1995
(Thousands)

Land and land improvements                            $  6,621       $  7,235
Buildings and leasehold improvements                    31,183         37,217
Machinery and equipment                                 64,491         99,154
                                                       102,295        143,606
Depreciation and amortization                           60,241         87,444
                                                      $ 42,054       $ 56,162

INVESTMENTS

March 31                                                  1996           1995
(Thousands)

Irrevocable trust securities for nonqualified
   pension, deferred compensation, and
   other employee plans                                $15,403        $15,350
Notes receivable                                        11,690          8,426
Sales-type lease                                         7,441          7,659
Business ventures                                        3,058          3,726
Other                                                       19            286
                                                       $37,611        $35,447



ANNUAL REPORT PAGE 30 CONTINUED

DEBT AND LINE OF CREDIT
The Company has a $100,000,000 three-year commitment, annually extendable for one year by mutual agreement until February 2001, from a group of banks for letters of credit ($18,656,000 outstanding at March 31, 1996) and revolving credit loans with interest, at the Company's election, at the agent bank's prime rate, or based on quoted bid rates for certificates of deposit or the London interbank market rate. The line of credit contains restrictive covenants pertaining to the maintenance of working capital and net worth and limits certain indebtedness.
   Outstanding letters of credit issued under other arrangements amounted to $2,558,000 at March 31, 1996. Payment of the unsecured note is guaranteed by the lessee under a sales-type lease.

LONG-TERM OBLIGATIONS

March 31                                                  1996           1995
(Thousands)

Unsecured note - 8.46% interest                         $6,805        $ 7,148
Notes secured by various
   properties - 4% to 7% interest                           59            436
Capital lease obligations                                  685            611
Discontinued operations                                                 3,358
                                                         7,549         11,553
Less current portion                                       838          2,028
                                                        $6,711        $ 9,525

Year Ended March 31                        1996           1995           1994
(Thousands)

Interest incurred                        $3,584         $3,883         $3,128
Interest paid                             3,306          3,998          2,763
Interest capitalized                         88             24

Long-term obligation principal payments due in future fiscal years: 1997 - $838; 1998 - $691; 1999 - $578; 2000 - $533; 2001 - $572; thereafter - $4,337.

ANNUAL REPORT PAGE 31

RETIREMENT OBLIGATIONS
Substantially all employees are covered by noncontributory Company sponsored or multiemployer defined benefit plans. Benefits of stated amounts for each year of service are provided by the multiemployer plans and to 19% of the participants in the Company's plans, while benefits for others are based on years of service and the five highest years' compensation in the ten years prior to retirement, or compensation at retirement. Funding of Company sponsored plans, invested primarily in listed stocks and bonds and cash equivalents, is the minimum required by law and additional amounts as deemed appropriate from time to time. Contributions to multiemployer plans are related to hours worked or compensation levels.

ANNUAL REPORT PAGE 31 CONTINUED

   The Company provides postretirement medical and death benefits for certain retirees and their spouses from unfunded plans. Employees participating in the primary pension plan on December 31, 1986, or in other plans through various dates ending in 1989, are eligible for these benefits. The Company also sponsors defined contribution plans.

FUNDING STATUS

March 31                         1996                          1995
                        Pension Plans Medical Pension Plans Medical Over Under And Life Over Under And Life
                      Funded    Funded     Plans    Funded   Funded     Plans
(Thousands)

Actuarial present value
   of benefits:
      Vested        $ 89,766  $ 10,863   $21,606  $ 74,964  $10,990  $ 20,613
      Nonvested        1,319        63     5,256       897      249     4,570
      Accumulated     91,085    10,926    26,862    75,861   11,239    25,183
      Salary
         increases     9,356        18               6,682    1,495
      Projected      100,441    10,944    26,862    82,543   12,734    25,183
Plans' assets        160,611     1,063             125,686    3,910
Asset excess
   (deficiency)       60,170    (9,881)  (26,862)   43,143   (8,824)  (25,183)
Unrecognized:
   Net (gain) loss   (37,536)    1,575    (4,743)  (22,618)     521    (6,046)
   Initial (asset)
      obligation      (1,311)      463              (3,478)    (155)
   Prior service cost (2,724)       (1)               (331)    (573)
Minimum liability               (2,158)                        (669)
Prepaid (accrued)
   cost             $ 18,599  $(10,002) $(31,605) $ 16,716  $(9,700) $(31,229)

COSTS
Company Defined Benefit Plans
                               Pension                   Medical and Life
Year Ended March 31     1996      1995      1994      1996     1995      1994
(Thousands)

Service cost        $  1,659  $  2,205  $  2,654    $  268   $  459    $  541
Interest               7,990     7,644     7,360     2,075    2,103     2,240
Termination benefits             1,111     2,652                          142
Curtailment (gain)
   loss                                   (1,112)              (116)       63
(Return) loss on
   assets            (38,165)    3,764   (13,888)
Other                 26,340   (15,056)    3,031      (309)
Net expense
   (income)         $ (2,176) $   (332) $    697    $2,034   $2,446    $2,986

ANNUAL REPORT PAGE 31 CONTINUED

Other Plans
Year Ended March 31               1996                1995               1994
(Thousands)

Multiemployer                   $2,157              $1,841             $2,512
Defined contribution               327                 223                341

ACTUARIAL ASSUMPTIONS

Year Ended March 31               1996                1995               1994

Obligation discount               7.25%                8.5%              7.25%
Compensation increase      4.35 to 7.5         4.85 to 8.0        4.35 to 7.5
Asset long-term return             9.0                 9.0                9.0
Health care cost trend rate       12.0                12.5               13.0

The accumulated medical and life plan obligation is attributable to: retirees - 68%; fully-eligible employees - 12%; other active employees - 20%. The assumed health care cost trend rate declines 1/2% each year to 5.25% in 2010. A 1% greater rate would increase the accumulated obligation by $2,735,000 and the annual expense by $280,000.
   The fiscal 1996 increases in the actuarial present values of projected benefits generally are attributable to the obligation discount rate decrease. The pension plans' present value changes were offset by the greater than projected returns on assets included in the $26,340,000 of other pension costs. Most of the termination benefits and curtailment gains were included in the fiscal 1994 plant closing cost provision.

SHAREHOLDERS' EQUITY
There are 1,498,000 shares of unreserved authorized preferred stock and 1,569,000 shares of common stock are reserved for the exercise of stock options.
   3,500,000 shares of Second Series Junior Participating Preferred Stock ($1.00 par value, $2.00 liquidation preference to common stock, aggregate liquidation payment of four times common stock payment, redeemable at the greater of $360 or four times the current common stock market price) are reserved for issuance on exercise of rights attached to outstanding common stock. The rights may be redeemed at $.01 per right and expire in May 2006. If 15% or more of the Company's common stock becomes beneficially owned by a person or group (subject to the Board of Directors' authority to defer distribution and exercise of the rights until 20% is acquired), or if an exchange or tender offer which would result in 15% or more ownership is commenced, the rightholders, except such beneficial owners, may purchase one-quarter share of the preferred stock for $90 or, for $90, they may purchase

ANNUAL REPORT PAGE 32

shares of the Company's common stock at one-half their market value. If other change in control events occur, the same rightholders may, for $90, purchase shares of the acquirer's common stock at one-half their market value.
   The Company's stock option plan provides for granting either nonqualified or

ANNUAL REPORT PAGE 32 CONTINUED

incentive stock options to key employees to purchase no earlier than six months after the grant date shares of common stock at its market value on the grant date. Another plan provides for the annual distribution of a nonqualified option for 2,000 shares of common stock, at its market value on the distribution date, to each director who is not employed by the Company. Outstanding options expire on dates from September 1996 to December 2005. In fiscal 1994, 30,000 shares of common stock ($884,000 market value) were received in lieu of cash and distributed on exercise of options for 42,000 shares and 12,000 additional shares were issued with a $248,000 charge to retained earnings.

RETAINED EARNINGS COMPONENTS

March 31                                      1996           1995         1994
(Thousands)

Investment unrealized loss                $   (809)      $ (2,064)    $ (1,241)
Pension minimum liability                   (1,064)          (291)      (1,007)
Currency translation                        (1,101)          (912)      (1,288)
Retained earnings                          197,392        185,660      187,206

STOCK OPTIONS
                                                                  Option Price
                                           Shares                    Per Share
(Thousands of Shares)

Year Ended March 31, 1996
Granted                                       220           $20.00   - $24.375
Canceled                                       10            20.75   -  34.50
At year end:
   Outstanding                              1,158            18.25   -  45.375
      Average                                                           29.37
   Exercisable                                547             20.75  -  45.375
   Available for grant                        411

Year Ended March 31, 1995
Granted                                       262            $18.25  - $22.00
Exercised                                       2                       21.125
Canceled                                       15            21.125  -  21.25
At year end:
   Outstanding                                948             18.25  -  45.375
      Average                                                           31.26
   Exercisable                                465             28.75  -  45.375
   Available for grant                        476

Year Ended March 31, 1994
Granted                                       131            $32.75  - $37.25
Exercised                                      94            21.125  -  28.75
Canceled                                        5                       37.25



ANNUAL REPORT PAGE 32 CONTINUED

CONSOLIDATED SHAREHOLDERS' EQUITY

                                   Capital in
                           Common   Excess of   Retained   Treasury
                            Stock   Par Value   Earnings      Stock     Total
(Thousands)

Balance April 1, 1993      $6,285    $36,372    $210,483    $(4,042) $249,098
Net loss                                         (13,876)             (13,876)
Cash dividends declared -
   $.88 per common share                         (10,945)             (10,945)
Treasury stock purchased
   - 99 shares                                               (2,632)   (2,632)
Conversion of debentures
   - 8 shares                           (114)                   227       113
Stock options - 64 shares                (32)       (248)     1,849     1,569
Investment unrealized loss                        (1,241)              (1,241)
Pension minimum liability                           (123)                (123)
Currency translation                                (380)                (380)
Balance March 31, 1994      6,285     36,226     183,670     (4,598)  221,583

Net income                                         9,324                9,324
Cash dividends declared -
   $.88 per common share                         (10,870)             (10,870)
Treasury stock purchased -
   103 shares                                                (1,926)   (1,926)
Conversion of debentures -
   37 shares                            (577)                 1,095       518
Stock options - 2 shares                 (12)                    44        32
Investment unrealized loss                          (823)                (823)
Pension minimum liability                            716                  716
Currency translation                                 376                  376
Balance March 31, 1995      6,285     35,637     182,393     (5,385)  218,930

Net income                                        16,670               16,670
Cash dividends declared -
   $.40 per common share                          (4,938)              (4,938)
Conversion of preferred
   stock - 1 shares                      (20)                    20
Investment unrealized gain                         1,255                1,255
Pension minimum liability                           (773)                (773)
Currency translation                                (189)                (189)

Balance March 31, 1996     $6,285    $35,617    $194,418    $(5,365) $230,955







ANNUAL REPORT PAGE 33

INCOME TAXES

NET DEFERRED TAX ASSET COMPONENTS

March 31                                                     1996        1995
(Thousands)

Retirement obligations                                    $12,700     $14,140
Litigation                                                             10,090
Engineering and construction contracts                      5,980       5,350
Insurance                                                   4,830       4,650
Discontinued operations                                     4,280
Warranties                                                  2,240       2,900
Deferred compensation                                       1,530       1,660
Plant closings                                              1,450       3,690
Allowance for doubtful accounts                             1,220       3,560
Miscellaneous                                               1,220       2,520
                                                           35,450      48,560
Valuation allowance                                           (40)       (380)
Depreciation and amortization                              (4,950)     (6,440)
                                                          $30,460     $41,740

PROVISIONS

Year Ended March 31                         1996            1995         1994
(Thousands)

Current federal                          $(2,540)         $2,400     $  8,310
Current state                                330             200        1,340
Prior year state tax settlement                             (730)
                                          (2,210)          1,870        9,650
Deferred federal                          10,380           3,880      (12,210)
Deferred state                               970             940         (910)
Deferred tax rate change                                               (1,910)
                                          11,350           4,820      (15,030)
                                         $ 9,140          $6,690     $ (5,380)

TAX RATE RECONCILEMENT

Year Ended March 31                         1996            1995         1994

Federal statutory rate                      35.0%           35.0%       (35.0)%
State income taxes, net
   of federal tax benefit                    4.0             4.3         (7.9)
Tax exempt investment income                (2.2)           (3.7)        (9.4)
Deferred tax valuation allowance            (1.3)           (1.4)         4.7
Prior year state tax settlement                             (2.2)
Miscellaneous                                (.9)           (1.4)          .4
Effective rate                              34.6%           30.6%       (47.2)%


ANNUAL REPORT PAGE 33 CONTINUED

TAXES PAID

Year Ended March 31                         1996            1995         1994
(Thousands)
                                          $4,473          $3,525      $ 9,357

JOINT VENTURE
The Power Systems segment has a 50% joint venture interest in a contract to construct a natural gas-fired combined-cycle power plant in Australia and is providing engineering, construction management, and start-up services to the venture. Venture financial data for the twelve months ended March 31, 1996 and amounts included in the Company's fiscal 1996 consolidated financial statements related to the venture are:

Joint Venture Data
(Thousands)

Revenues                                                             $ 74,273
Profit                                                                    884

Cash equivalents                                                     $  2,894
Accounts receivable                                                    13,439
Accounts payable                                                      (13,265)
Advance billings on contracts in progress                              (1,545)
Other assets and liabilities, net                                         191
Net assets                                                           $  1,714

Consolidated Financial Statement Data
(Thousands)

Net sales                                                            $  3,741
Accounts receivable                                                       887
Advance billings on contracts in progress                                (430)

See Subsequent Event note.

ACQUISITIONS
The Water Control segment purchased a plumbing products business in fiscal 1996's third quarter. The fair value of the assets acquired and liabilities assumed were $7,726,000 and $1,759,000, respectively. The business had fiscal 1995 sales of $14,204,000 and net income of $761,000. A plumbing products product line was purchased in fiscal 1994.









ANNUAL REPORT PAGE 33 CONTINUED

DISCONTINUED OPERATIONS
The net sales and pretax income (loss) of the Lynx Golf and Mechanical Power Transmission segments for the last three fiscal years and their net assets at March 31, 1996 were:

                                            1996            1995         1994
(Thousands)

Net sales                                $86,016         $67,948      $76,463
Income (loss) before income taxes             41          (8,465)     (12,081)

Accounts receivable                      $24,224
Inventories                               29,891
Property, plant, and equipment            16,537
Trade accounts payable                    (6,763)
Long-term obligations                     (2,411)
Other assets and liabilities, net         (4,225)
Net assets                               $57,253

































                                      -54-