Form 10-K405, Exhibit 13
period 1997-03-31
ZURN INDUSTRIES INC
filed 1997-06-27
CIK 109446

EXHIBIT 13
          ELECTRONIC FORMAT OF PAGES OF ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED MARCH 31, 1997 INCORPORATED BY REFERENCE

ANNUAL REPORT PAGE 22

FINANCIAL REVIEW


Business Restructuring

Decisions were made to sell the Lynx Golf and Mechanical Power Transmission segments and the Power Systems segment businesses in the fourth quarter of fiscal 1996 and second quarter of fiscal 1997, respectively. In January 1997 the Company acquired Eljer Industries, Inc., a manufacturer and marketer of plumbing and heating, ventilating and air conditioning (HVAC) building products. Following these events, the Company's operations are now categorized in two industry segments: Building Products and Water Resource Construction.
   The consolidated financial statements include Eljer since the date of acquisition following the purchase method of accounting. The three former segments are reported as discontinued operations. Their assets and liabilities have been removed from the consolidated accounts and are presented in the statement of financial position as a single net asset. The statements of consolidated operations and cash flows, industry segment data, and quarterly financial data have been restated to present separately for all periods the continuing operations of the Building Products and Water Resource Construction segments and the discontinued operations.


Sales And Earnings

Sales of Building Products increased $90.4 million, with $59.5 million coming from Eljer's operations during the 68 days of fiscal 1997 it was owned by the Company. Zurn Plumbing Products and Fire Protection Systems achieved sales increases of 17% and 19%. Revenues in fiscal 1996 increased $24.1 million, with 82% being derived from Zurn Plumbing Products. Water Resource Construction revenues were off $22.1 million as the result of a low beginning-of-the-year backlog and the sale of one of the segment's two businesses while its revenues increased $26.7 million in fiscal 1996. The pro forma results of operations presented in the notes to consolidated financial statements for comparative purposes indicate the Company's total sales might have been in the $660 to $670 million range in each of the last two years if Eljer had been acquired at the beginning of that two-year period.
   The overall gross profit margin percentage increase in fiscal 1997 was attributable to a greater percentage of the Company's sales being derived from Building Products. That segment's margin percentage was lower, however, as the products of businesses acquired in the last two years generally are sold at lower margins. While marketing and administration expenses, which include sales commissions, have averaged 19% of sales over the last three years, their dollar amount has increased in each of those years as a result of the Building


ANNUAL REPORT PAGE 22 CONTINUED

Products sales growth and new product introduction costs and, in the last two years, the acquisition of businesses. Inflation's effect on the Company's costs over the last three years has not been as great as the consumer price index change due to cost containment measures and outsourcing programs which reduced the costs of many manufactured products. Most cost increases have been recovered currently.
   Interest expense was greater as a consequence of the Company's borrowings to finance the purchase of Eljer and the debt obligations assumed in the transaction. Goodwill amortization is primarily attributable to the acquisition of Eljer. The higher interest income level in fiscal 1995 came from interest on federal income tax refunds. The greater amount of other income in fiscal 1996 is attributable to sales of an investment and underutilized assets which contributed $.07 per share to earnings while a somewhat smaller amount was recognized in fiscal 1997 from the sale of a Water Resource Construction business.
   Goodwill amortization, which is not deductible, increased the fiscal 1997 effective tax rate compared to the prior two years when tax exempt investment income, which was a larger percentage of pretax income, had a greater impact on the effective tax rate. Settlement of prior year state tax assessments significantly reduced the effective tax rate in fiscal 1995 and increased earnings by $.04 per share.
   Discontinued operations reduced net income by $1.34, $.39, and $.76 per share in each of the three years. The losses were less in fiscal 1996 primarily as the result of actions taken to lower operating expenses being incurred by the Lynx Golf segment. In fiscal 1997, the Power Systems segment incurred significant costs as it worked toward completion of two foreign power plant projects and it continued to seek resolution of the effects of the March 1996 repeal of the State of Illinois Retail Rate Law of 1987 which affected the construction of two power plants for one of its customers.
   Pro forma income from continuing operations for fiscal 1997 assuming Eljer had been included for the entire year was $24.5 million, or $1.97 per share, compared to the reported earnings of $22.0 million, or $1.77 per share. Included in the pro forma earnings is a $.25 per share litigation settlement gain recognized by Eljer prior to the acquisition.


ANNUAL REPORT PAGE 23

   Oral and written comments by the Company's management and Board of Directors in this annual report and elsewhere about the results of operations reported in the financial statements and the Company's future are made based on assumptions and estimates in light of the information available at the time. Actual results could differ from the estimates and future operations may be affected by a variety of factors including: changes in objectives, plans, and strategies; competitive pricing and new product offerings by the Company and its competitors; and product cost changes.





ANNUAL REPORT PAGE 23 CONTINUED

Backlog                                  1997          1996         1995
(Millions)

Building Products                        $ 50          $30          $ 26
Water Resource
  Construction                             81           68            96
                                         $131          $98          $122

Completion after fiscal 1998 is expected for 41% of the Water Resource Construction amount at March 31, 1997.


Building Products

Sales of Zurn Plumbing Products had year-over-year increases of 17% and 16% in the last two years. Sanitary-Dash, a maker of brass and plastic plumbing fittings and hardware which was acquired in fiscal 1996's third quarter, contributed about 5 of those percentage points and $.09 per share to fiscal 1997's earnings. Other sales increase contributors in both years were higher volumes, new products introduced over the last several years, and market increases. Revenues from the installation of Fire Protection Systems were up 19% in fiscal 1997 and 11% in 1996 after declining in each of the two previous years as the result of a depressed West Coast commercial construction market.
   The Eljer Plumbingware and Selkirk HVAC businesses contributed $59.5 million to the segment's sales following their acquisition in fiscal 1997's fourth quarter. Their annual revenues for the calendar year prior to being purchased were $216.0 and $156.9 million, respectively, after adjustment to conform with the Company's accounting for product delivery costs.
   The segment's operating profits increased $7.8 and $5.7 million in fiscal 1997 and 1996, but those amounts are a smaller percentage of sales primarily because Eljer and Sanitary-Dash obtain lower margins in the remodeling, repair, and do-it-yourself markets. As a result of increased revenues and cost reduction efforts, the Fire Protection Systems businesses' operating profit in 1997 was 58% greater than the fiscal 1995 level.
   For the short period between the acquisition date and the Company's fiscal year end, Eljer reduced continuing operations earnings per share by $.08 as its income for that seasonally soft period was not sufficient to offset the interest expense and goodwill amortization arising from the acquisition. Looking to the future, marketing and manufacturing synergies should boost the segment's sales and, over time, reduce costs as a percentage of sales. Traditionally Zurn Plumbing Products have been sold primarily in the United States nonresidential construction market while Eljer Plumbingware and Selkirk HVAC have focused on the wholesale and retail markets and Selkirk HVAC also has had a substantial presence in Europe. Selective introduction of each unit's products into the other's markets has already begun.


Water Resource Construction

Advanco Constructors, a builder of water infrastructure projects in southern

ANNUAL REPORT PAGE 23 CONTINUED

California with revenues of $69.1, $84.2, and $58.8 million in each of the last three years, is the segment's sole business following the sale of Gary Concrete in fiscal 1997. An operating loss was incurred in 1997 and the Company's income from continuing operations was $.07 per share lower as a result of Advanco Constructors' loss which was attributable primarily to subcontractor performance deficiencies on several projects. Margins on water resource construction projects were low in the prior two years due to the effects of unanticipated contract costs in 1996 and delays experienced in 1995's fourth quarter caused by severe flooding in California.
   Many of the segment's water resource construction projects span several fiscal years and its year-to-year success is highly dependent on the backlog level. Because the southern California market it serves has a continuing need to expand and upgrade its water and wastewater infrastructure, there should be new projects that can be bid successfully and managed profitably.


Corporate

Compared to earlier years, the fiscal 1997 expense was greater as a result of the interest expense associated with the purchase of Eljer. In fiscal 1996, Corporate expense was reduced by the gain from selling a minority interest investment in another company.


ANNUAL REPORT PAGE 24

Financial Condition

The business restructuring in fiscal 1997 significantly changed the Company's financial position and cash flows. The purchase of Eljer involved cash expenditures of $178.5 million, net of $16.7 million in unrestricted cash obtained in the acquisition. The total purchase price, including $303.2 million of assumed liabilities, was $479.5 million. Funds for the expenditures were obtained from long-term and revolving loan borrowings of $106.8 million, net of $3.3 million in loan origination costs, sales of discontinued operations, and cash provided by continuing operations and investing activities. In addition to the borrowings to finance the acquisition, additional amounts were obtained to refinance $64.7 million of Eljer's debt which carried higher interest rates. Based on preliminary purchase price allocations, the fair values of the Eljer assets acquired include $200.6 million in current assets, $70.4 million in property, plant, and equipment, and $193.4 of goodwill. Among the other liabilities assumed were those for litigation, insurance, and environmental obligations.
   During the year, the Company sold the Lynx Golf and Mechanical Power Transmission segments, certain units of the Power Systems segment, and Gary Concrete. The remainder of the Power Systems segment is expected to be sold in fiscal 1998.
   The greater amount of cash from continuing operations in fiscal 1997 is attributable to increased sales, the offset of currently payable taxes and tax refund from the utilization of the discontinued operations' losses, and the

ANNUAL REPORT PAGE 24 CONTINUED

reduction in receivables, 44% of which resulted from the collection of long-term trade notes. Only a minor deferred tax asset valuation allowance has been provided in the financial statements as management has determined it is more likely than not that the benefits of tax loss carryforwards of acquired businesses and the temporary differences between financial and tax reporting will be realized by offsetting future taxable income from continuing operations. The current income tax liability assumed in the Eljer acquisition relates to potential adverse tax consequences arising from pre-acquisition transactions.
   Cash provided by continuing operations in fiscal 1996 was adversely affected by receivable increases in the Water Resource Construction and Fire Protection Systems businesses. In addition to supplementing the cash used by discontinued operations in fiscal 1996, the marketable securities reduction was the source of the increase in cash and equivalents and provided funds for capital expenditures, the Sanitary-Dash acquisition, and the payment of dividends to shareholders. The greater amount of capital expenditures in 1996 was for two new Zurn Plumbing Products facilities. In fiscal 1995, the cash from investing activities provided 51% of the funds needed to pay dividends.
   As described in the commitments and contingencies note to the consolidated financial statements, United States Brass Corporation, an Eljer indirect wholly-owned subsidiary, has sought bankruptcy court protection while attempting to resolve significant litigation. The assets, liabilities, and operations of US Brass are included in the financial statements as management believes the litigation and bankruptcy will be satisfactorily resolved. The amounts provided for such resolution should preclude any material effect on the Company's financial position; however, if US Brass is liquidated, the loss of its earnings would significantly affect the Company's future results of operations. Part of the term loan commitment mentioned in the debt and lines of credit note to the financial statements is designated for payment of US Brass litigation liabilities and 53% of the amount accrued for the environmental obligations described in the financial statement commitments and contingencies note has been set aside in trusts.
   Total capital employed at March 31, 1997 amounted to $426.2 million which includes $230.7 million ($18.67 per share of common stock) of shareholders' equity.
















ANNUAL REPORT PAGE 25

FIVE YEAR CONSOLIDATED FINANCIAL SUMMARY

Year Ended March 31           1997       1996       1995       1994       1993
(Thousands of Dollars Except Per Share Amounts)

OPERATING DATA
Net sales                 $353,018   $284,683   $233,852   $247,177   $244,444
Continuing operations
   income                   22,002     21,527     18,842     13,416     20,384
      Per share               1.77       1.74       1.52       1.08       1.63
Common stock cash dividends
   declared per share          .40        .40        .88        .88        .88

FINANCIAL POSITION AT YEAR END
Liquid assets             $ 20,892   $ 30,031   $ 54,838   $ 65,433   $ 90,643
Working capital            108,220    173,836    155,535    160,516    183,778
Property, plant,
   and equipment           105,180     42,054     56,162     57,003     70,423
Total assets               726,357    394,647    414,696    447,893    490,178
Debt obligations           195,505      7,549     11,553     13,806     20,934
Shareholders' equity       230,718    230,955    218,930    221,583    249,098
   Per share of
      common stock           18.67      18.71      17.73      17.86      20.03

GENERAL STATISTICS
Capital expenditures      $  6,297   $  9,155   $  5,513   $  4,147   $  5,015
Depreciation                 6,588      5,202      4,700      4,376      4,230
Shareholders of record       5,023      4,822      5,355      6,277      6,278
Average common shares
   outstanding (thousands)  12,431     12,378     12,355     12,438     12,521
Common stock price range:
   High                     29         26         23 3/8     39 1/2     40 3/4
   Low                      18 1/2     18 3/8     16 3/4     22 3/4     27 3/4

Fiscal 1997 includes Eljer Industries, Inc. since the date of its acquisition. Data has been restated for the effects of decisions to discontinue the Lynx Golf, Mechanical Power Transmission, and Power Systems segments.















ANNUAL REPORT PAGE 25 CONTINUED

UNAUDITED QUARTERLY FINANCIAL DATA
                                     Year Ended March 31, 1997               Year Ended March 31, 1996
                                 First    Second     Third    Fourth     First    Second     Third    Fourth
                               Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
(Thousands Except Per Share Amounts)
Net sales                      $82,235   $81,229   $65,686  $123,868   $60,156   $70,187   $76,399   $77,941
Gross profit                    22,637    22,340    19,795    37,803    18,836    19,732    18,997    21,813
Continuing operations income     6,521     5,534     4,877     5,070     4,928     4,565     4,430     7,604
Discontinued operations         (4,309)   (4,255)    2,164   (10,302)     (279)     (490)     (936)   (3,152)
Net income (loss)                2,212     1,279     7,041    (5,232)    4,649     4,075     3,494     4,452
Earnings per share:
   Continuing operations           .53       .44       .39       .41       .40       .37       .36       .61
   Net income (loss)               .18       .10       .57      (.42)      .38       .33       .28       .36
Common stock:
   Cash dividends declared         .10       .10       .10       .10       .10       .10       .10       .10
   Market price:
      High                      21 5/8    22 1/2    29        26 1/4    20 7/8    26        25 5/8    23 1/4
      Low                       19 1/2    18 1/2    22 1/8    23 3/8    18 3/8    19 7/8    20 1/4    19 3/8

Fiscal 1997 includes Eljer Industries, Inc. since its acquisition on January 22, 1997 (sales - $59,507; pretax income - $1,152).  Fiscal 1996 fourth quarter includes gains of $1,337 ($.07 per share) from sales of an investment and underutilized assets and benefited from an unusually low effective tax rate.

Data has been restated for the effects of the fiscal 1997 second quarter decision to discontinue the Power
Systems segment and, for the first nine months of 1997, to conform the Company-wide accounting for product delivery costs by reducing both sales and marketing expenses with no effect on net income.

Common stock market prices as reported in The Wall Street Journal.







                                                                                                           -7-
/TABLE

ANNUAL REPORT PAGE 26

CONSOLIDATED FINANCIAL POSITION

March 31                                                  1997        1996
(Thousands)
ASSETS

Current Assets
Cash and equivalents                                  $ 12,403    $ 16,195
Restricted cash                                         10,505
Marketable securities                                    8,489      13,836
Accounts receivable                                    110,194      93,713
Inventories and contracts in progress                  134,266      69,753
Income taxes                                            59,551      32,340
Discontinued operations' net assets                      4,313      57,253
Other assets                                             8,323       3,904
Total Current Assets                                   348,044     286,994

Property, Plant, And Equipment                         105,180      42,054
Goodwill                                               194,064       1,957
Investments                                             38,524      37,611
Other Assets                                            40,545      26,031

                                                      $726,357    $394,647

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable                                $ 49,243    $ 48,441
Litigation                                              57,471
Debt obligations                                        34,548         838
Insurance                                               33,180      14,200
Salaries, wages, and payroll items                      18,974      10,404
Income taxes                                            17,402       1,796
Advance billings on contracts in progress                4,151      13,787
Other liabilities                                       24,855      23,692
Total Current Liabilities                              239,824     113,158

Debt Obligations                                       160,957       6,711
Retirement Obligations                                  68,346      43,823
Other Liabilities                                       26,512

Shareholders' Equity
Common stock, $.50 par value per share
  100,000 authorized - 12,570 issued                     6,285       6,285
Capital in excess of par value                          35,525      35,617
Retained earnings                                      193,935     194,418
Treasury stock - 218 and 229 shares                     (5,027)     (5,365)
                                                       230,718     230,955
Commitments And Contingencies
                                                      $726,357    $394,647
See notes to consolidated financial statements.
ANNUAL REPORT PAGE 27

CONSOLIDATED OPERATIONS


Year Ended March 31                                1997       1996       1995
(Thousands Except Per Share Amounts)

Net Sales                                      $353,018   $284,683   $233,852
Cost of sales                                   250,443    205,305    166,854
Marketing and administration                     68,519     51,719     46,210
Interest expense                                  4,340      1,147      1,132
Goodwill amortization                             1,248
Interest income                                  (3,308)    (3,081)    (5,035)
Other income                                     (3,626)    (4,212)    (2,841)
Continuing Operations Income
  Before Income Taxes                            35,402     33,805     27,532
Income taxes                                     13,400     12,278      8,690
Continuing Operations Income                     22,002     21,527     18,842
Discontinued operations:
   Loss from operations                          (9,164)    (4,257)    (9,518)
   Loss on disposal                              (7,538)      (600)
Net Income                                     $  5,300   $ 16,670   $  9,324

Earnings Per Share
Continuing operations                             $1.77      $1.74      $1.52
Discontinued operations                           (1.34)      (.39)      (.76)
Net income                                        $ .43      $1.35      $ .76

See notes to consolidated financial statements.























ANNUAL REPORT PAGE 28

CONSOLIDATED CASH FLOWS

Year Ended March 31                                1997       1996      1995
(Thousands)

OPERATIONS
Net income                                     $  5,300   $ 16,670  $  9,324
Items not affecting cash from
   continuing operations:
      Discontinued operations                    16,702      4,857     9,518
      Depreciation and amortization               7,836      5,202     4,700
      Deferred income taxes                       3,540      2,810     1,600
      Miscellaneous                              (3,248)    (5,251)   (1,196)
Changes in operating assets and liabilities:
   Receivables                                    9,795    (17,554)    6,703
   Inventories and prepaid expenses              (9,032)    (6,967)   (5,640)
   Trade accounts payable and accrued expenses   (2,527)     6,820    (7,584)
   Income taxes and interest                     16,543     (2,393)     (886)
Total continuing operations                      44,909      4,194    16,539
Discontinued operations                         (38,121)    (8,247)   (4,952)
Total From (Used By) Operations                   6,788     (4,053)   11,587

INVESTING
Purchases of businesses                        (178,476)    (5,967)
Capital expenditures                             (6,297)    (8,055)   (5,513)
Marketable securities                             6,087     34,868    14,679
Sales of operations                               4,628      1,391       521
Property, plant, and equipment disposals          2,424         80       270
Long-term investments                             2,039      1,900    (1,463)
Discontinued operations                          68,306     (1,444)   (2,981)
Total (Used For) From Investing                (101,289)    22,773     5,513

FINANCING
Borrowings                                      106,801
Debt payments                                    (8,627)    (1,408)   (1,035)
Dividends paid                                   (4,919)    (6,415)  (10,888)
Treasury stock purchased                                              (1,926)
Stock options exercised                             160                   33
Discontinued operations                          (2,250)    (1,062)   (1,061)
Total From (Used For) Financing                  91,165     (8,885)  (14,877)

CASH AND EQUIVALENTS
(Decrease) increase                              (3,336)     9,835     2,223
Foreign exchange rate effect                       (456)
Beginning of year                                16,195      6,360     4,137
End Of Year                                    $ 12,403   $ 16,195  $  6,360

See notes to consolidated financial statements.



ANNUAL REPORT PAGE 29

INDUSTRY SEGMENT DATA

                                           Water
                            Building      Resource       Corporate
                            Products    Construction    and Others    Total
(Thousands)

Year Ended March 31, 1997
Net sales                   $271,200       $81,818                   $353,018
Operating profit (loss)       40,183          (877)                    39,306
Corporate expense                                                       3,904
Income before income taxes                                             35,402
Identifiable assets:
   Continuing operations     601,984        33,168       $ 76,022
   Discontinued operations
      and total                                            15,183     726,357
Capital expenditures           4,523           816            958       6,297
Depreciation                   4,531         1,307            750       6,588

Year Ended March 31, 1996
Net sales                   $180,790      $103,893                   $284,683
Operating profit              32,358         2,347                     34,705
Corporate expense                                                         900
Income before income taxes                                             33,805
Identifiable assets:
   Continuing operations     111,098        44,231       $ 91,204
   Discontinued operations
      and total                                           148,114     394,647
Capital expenditures           6,115         2,908            132       9,155
Depreciation                   3,159         1,366            677       5,202

Year Ended March 31, 1995
Net sales                   $156,664       $77,188                   $233,852
Operating profit              26,663         1,905       $    283      28,851
Corporate expense                                                       1,319
Income before income taxes                                             27,532
Identifiable assets:
   Continuing operations      91,130        37,419        110,337
   Discontinued operations
      and total                                           175,810     414,696
Capital expenditures           4,422           980            111       5,513
Depreciation                   2,779         1,222            699       4,700

See notes to consolidated financial statements.







ANNUAL REPORT PAGE 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS DESCRIPTION
The Company and its subsidiaries operate in two industry segments. Its products and services are marketed by the Company's sales organizations and through factory sales offices and independent representatives and agents. Generally credit is extended based on evaluations of customers' financial condition.
   The Building Products segment manufactures and distributes plumbing and heating, ventilating and air conditioning (HVAC) products for the construction and remodeling markets in the United States, Canada, and Europe, with significant suppliers being located in China and the Pacific Rim. It also designs and installs fire sprinkler systems in the states of California, Hawaii, Texas, Utah, and Washington.
   The Water Resource Construction segment constructs a wide variety of systems to control and treat water and wastewater principally for government agencies in southern California.
   In January 1997 the Company purchased Eljer Industries, Inc., a manufacturer and marketer of plumbing and HVAC building products. The decisions to sell the Lynx Golf and Mechanical Power Transmission segments and the Power Systems segment were made in the fiscal 1996 fourth quarter and fiscal 1997 second quarter, respectively.


SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation   The financial statements include the accounts of the
Company and its subsidiaries, including Eljer following purchase accounting since January 22, 1997, after elimination of significant intercompany transactions. They have been restated for the decisions to discontinue three industry segments with certain reclassifications in prior years to conform to the current presentation. The reporting of amounts in the financial statements and related disclosures in conformity with generally accepted accounting principles requires management to make assumptions and estimates. Actual results could differ from the estimates.

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

Engineering and Construction Contracts   Revenue and costs on long-term
contracts are recognized by the cost-to-cost percentage-of-completion method,

ANNUAL REPORT PAGE 30 CONTINUED

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

Properties   Property, plant, and equipment are stated at cost with
depreciation being provided over their estimated useful lives by the straight-line method.

Goodwill The excess of the purchase price over the fair value of acquired businesses' net assets is amortized by the straight-line method principally over thirty years (accumulated amortization: 1997 - $1,351,000; 1996 - $103,000).

Foreign Currency Translation   Translation adjustments of foreign
subsidiaries, whose local currencies are their functional currencies, are included in shareholders' equity as a component of retained earnings.

Stock-Based Compensation The expense recognized in connection with stock options is based on Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and its Interpretations.

Earnings Per Share   Earnings per share are based on income and the average
shares of common stock and dilutive stock options outstanding during the year (1997 - 12,431,000; 1996 - 12,378,000; 1995 - 12,355,000). Statement of
Financial Accounting Standards No. 128, "Earnings per Share," becomes retroactively effective in the Company's fiscal 1998 third quarter and is expected to marginally increase amounts reported herein.

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


ANNUAL REPORT PAGE 31

ACQUISITIONS
All the outstanding common stock of Eljer Industries, Inc. was purchased in January 1997 for $171.7 million and transaction expenses of $4.6 million. Concurrent with the purchase, a substantial portion of Eljer's debt was refinanced. Presented below are the fair values of the assets acquired and liabilities assumed after preliminary allocation of the purchase price. Also

ANNUAL REPORT PAGE 31 CONTINUED

presented are unaudited pro forma results of operations for the Company giving effect to the purchase as if it had occurred at the beginning of each of the 1997 and 1996 fiscal years. These pro forma results are for comparative purposes only and do not purport to be indicative of the results which actually would have resulted or may result in the future. They include pre-acquisition litigation amounts for Eljer (1997 pro forma - $.25 per share settlement gain; 1996 - $.41 per share in expenses).

ASSET AND LIABILITY FAIR VALUES

(Thousands)

Current assets                                                       $200,572
Property, plant, and equipment                                         70,351
Goodwill                                                              193,369
Other assets                                                           15,252
Current liabilities                                                  (190,483)
Long-term liabilities                                                (112,755)
                                                                     $176,306

PRO FORMA RESULTS OF OPERATIONS

Year Ended March 31                                         1997         1996
(Thousands Except Per Share Amounts)

Net sales                                               $666,400     $660,100
Continuing operations income                              24,500       15,500
Net income                                                 7,798       10,643
Earnings per share:
   Continuing operations                                    1.97         1.25
   Net income                                                .63          .86

The Building Products segment purchased a plumbing products business (fiscal 1995: sales - $14.2 million; net income $.8 million) in fiscal 1996's third quarter.


FINANCIAL INSTRUMENTS
(Thousands)

Restricted cash supports letters of credit securing certain long-term debt. The marketable securities at March 31, 1997 were pledged in lieu of customers holding construction contract retainage. Irrevocable trust securities include mortgage-backed instruments maturing from 1997 to 2023 carried at a fair value of $6,559 which was $2,300 less than their cost at March 31, 1997.






ANNUAL REPORT PAGE 31 CONTINUED

ACCOUNTS RECEIVABLE
(Thousands)

At March 31, 1997 accounts receivable include retainage on long-term contracts expected to be collected in fiscal 1998 - $4,312, 1999 - $961, and 2000 - $1,055. Allowances deducted are: 1997 - $8,295; 1996 - $2,647.


INVENTORIES AND CONTRACTS IN PROGRESS

March 31                                                  1997           1996
(Thousands)

Finished products                                     $ 80,473       $ 45,386
Work in process                                         13,722          3,708
Raw materials and supplies                              28,604          5,430
Contracts in progress                                   11,467         15,229
                                                      $134,266       $ 69,753
Last-in, first-out (LIFO) method                            85%            77%
First-in, first-out (FIFO) method                           15             23

Inventory increase if only the FIFO method, which
approximates replacement costs, had been used         $  6,474       $  7,104


PROPERTY, PLANT, AND EQUIPMENT

March 31                                                  1997           1996
(Thousands)

Land and land improvements                            $  7,963       $  6,621
Buildings and leasehold improvements                    50,483         31,183
Machinery and equipment                                 95,903         64,491
                                                       154,349        102,295
Depreciation                                            49,169         60,241
                                                      $105,180       $ 42,054















ANNUAL REPORT PAGE 31 CONTINUED

INVESTMENTS

March 31                                                  1997           1996
(Thousands)

Irrevocable trust securities for:
   Nonqualified pension, deferred compensation,
      and other employee plans                        $  9,838       $ 15,403
   Environmental obligations                             8,178
Notes receivable                                         8,779         11,690
Sales-type lease                                         7,186          7,441
Business ventures                                        4,543          3,058
Other                                                                      19
                                                      $ 38,524       $ 37,611


ANNUAL REPORT PAGE 32

DEBT AND LINES OF CREDIT
The Company entered into a $250 million credit agreement in January 1997 with a group of banks for revolving loans and letters of credit up to $50 million and up to $200 million in term loans to acquire Eljer, refinance existing debt of Eljer subsidiaries, and fund a proposed trust in connection with the US Brass bankruptcy settlement. Interest is at prime or Eurodollar rates plus 0% to 1.5% and .75% to 2.5%, respectively, based on the defined ratio of debt to earnings before interest, taxes, depreciation, and amortization. Fees up to
 .375% are payable on unutilized loan commitments. Outstanding letters of credit ($20 million at March 31, 1997) may not exceed the lesser of the available revolving loan commitment and $40 million prior to 1998 and $30 million thereafter. All amounts become due if there is a change in control, as defined (generally if 20% or more of the Company's common stock is acquired), and scheduled term loan payments are required to be reduced by annual excess cash flow, as defined and, in inverse order, by proceeds from sales of specified assets and investments. As required by the credit agreement, the Company entered into two-year 8.78% fixed interest rate swaps for $105 million and a 10.5% interest rate cap for $20 million.















ANNUAL REPORT PAGE 32 CONTINUED

DEBT OBLIGATIONS
March 31                                                  1997           1996
(Thousands)

Current
Industrial revenue bonds due in 1997 -
   10.24% and 14% interest                            $  9,700
US Brass revolving loan due in 1998                      6,780
German bank credit line                                    780
Current portion of long-term obligations                17,288         $  838
                                                      $ 34,548         $  838

Long-Term
Term loans due 1997-2002, net of $3,278
   discount - 8.44% effective rate                    $149,807
Revolving loans due 2002                                17,250
Unsecured note - 8.46% interest                          6,364         $6,805
Foreign bank term loan due 1997-1999                     4,197
Capital lease obligations                                  627            685
Other                                                                      59
                                                       178,245          7,549
Current portion                                         17,288            838
                                                      $160,957         $6,711

Long-term debt obligation principal payments due in future fiscal years: 1998 -$17,288; 1999 - $22,384; 2000 - $26,597; 2001 - $38,077; 2002 - $51,983;
thereafter - $25,194.  Operating lease rental payments due in future years:
1998 - $4,569; 1999 - $3,433; 2000 - $1,320; 2001 - $681; 2002 - $461;
thereafter - $3,907.

Year Ended March 31                        1997           1996           1995
(Thousands)

Interest incurred                        $4,340         $1,147         $1,132
Interest paid                             3,780          2,155            750

The industrial revenue bonds are secured by letters of credit supported by cash subject to withdrawal restrictions until the debt is repaid ($8.7 million was repaid in April 1997 and $9.4 million of restricted cash was released). A subsidiary in Germany has unsecured bank credit lines approximating $5 million, without scheduled maturity, which the banks review annually for renewal, with a year-end interest rate of 7%.
   The US Brass revolving loan is debtor-in-possession financing for up to $20 million based on a percentage of accounts receivable and inventories with interest at the prime rate plus 1.75%. A subsidiary in the United Kingdom has a bank agreement for British pound sterling or German deutsche mark revolving loans equivalent to approximately $4 million until September 1997 and for a term loan, both with LIBOR interest plus 1.5% to 1.75% based on the subsidiary's operating cash flow to debt servicing ratios. Payment of the unsecured note is guaranteed by the lessee under a sales-type lease.

ANNUAL REPORT PAGE 32 CONTINUED

   Substantially all assets and the Company's investments in domestic subsidiaries, other than those comprising discontinued operations, are pledged as security under the loan agreements. Restrictive covenants imposed by the agreements include maintenance of specified capitalization, net worth, interest expense, and fixed charge ratios. Also, they limit: annual capital expenditures to $22 million, decreasing to $18 million in fiscal 2000; common stock dividends, redemptions and purchases to $6 million per year; incurrence of additional debt; and acquisitions.
   Certain facilities and equipment are subject to operating leases, none of which contain significant contingent rent or renewal options or impose material restrictions on the Company.


ANNUAL REPORT PAGE 33

RETIREMENT OBLIGATIONS
Substantially all employees are covered by noncontributory Company sponsored or multiemployer defined benefit plans. Benefits of stated amounts for each year of service are provided by the multiemployer plans and to 33% of the participants in the Company's domestic plans, while benefits for others are based on years of service and compensation. The compensation base for 63% of active participants in domestic plans has been frozen at 1995 levels and those under age 50 at that time do not receive future service credit. Funding of Company sponsored plans, invested primarily in listed stocks and bonds and cash equivalents, is the minimum required by law and additional amounts as deemed appropriate from time to time. Contributions to multiemployer plans are related to hours worked or compensation levels.
   The Company also sponsors defined contribution plans for certain domestic employees and matches their contributions in cash or common stock of equivalent value up to 3% or 6% of their compensation, with those whose pension benefits have been frozen receiving and additional 2% to 9% of compensation based on years of service.
   Postretirement medical and death benefits for certain domestic retirees and their spouses are provided by the Company from unfunded plans. Employees eligible for these benefits are those participating in the Company's pension plans prior to specified dates in the 1986-1989 period and certain employees of businesses acquired after 1995, with their retirees required to contribute toward the plan's costs.
   The accumulated medical and life plan obligation is attributable to: retirees - 83%; fully-eligible employees - 7%; other active employees - 10%. The assumed health care cost trend rate declines 1/2% each year to 5% in 2005. A 1% greater rate would increase the accumulated obligation by $3.2 million and the annual expense, which would have been $4.1 million if Eljer were included for a full year, by $343,000.







ANNUAL REPORT PAGE 33 CONTINUED

   The fiscal 1997 changes in the actuarial present values of projected benefits generally are attributable to overfunded plan curtailments associated with discontinued operations and underfunded plans assumed in the acquisition of Eljer. The increase in the plans' assets is attributable to the Eljer acquisition and the assets' earnings which increased the net unrecognized gain to the extent they exceeded the assumed return rate.













































ANNUAL REPORT PAGE 33 CONTINUED

FUNDING STATUS
March 31                          1997                          1996
                         Pension Plans    Medical     Pension Plans    Medical
                         Over     Under  And Life      Over    Under  And Life
                      Funded    Funded     Plans    Funded   Funded     Plans
(Thousands)

Actuarial present value
   of benefits:
     Vested         $ 90,476  $ 30,269   $40,608  $ 89,766 $ 10,863   $21,606
     Nonvested         1,328     2,518     4,405     1,319       63     5,256
     Accumulated      91,804    32,787    45,013    91,085   10,926    26,862
     Salary
        increases      6,558     3,038               9,356       18
     Projected        98,362    35,825    45,013   100,441   10,944    26,862
Plans' assets        181,494    23,586             160,611    1,063
Asset excess
  (deficiency)        83,132   (12,239)  (45,013)   60,170   (9,881)  (26,862)
Unrecognized:
  Net (gain) loss    (55,593)    1,595   (10,802)  (37,536)   1,575    (4,743)
  Initial (asset)
     obligation       (1,787)                       (1,311)     463
  Prior service cost  (1,275)      349              (2,724)      (1)
Minimum liability                  (68)                      (2,158)
Prepaid
   (accrued) cost   $ 24,477  $(10,363) $(55,815) $ 18,599 $(10,002) $(31,605)

CONTINUING OPERATIONS' COSTS
Company Defined Benefit Plans
                                Pension                   Medical and Life
Year Ended March 31     1997      1996      1995      1997     1996      1995
(Thousands)

Service cost         $ 1,541   $   874   $ 1,180    $  345   $  268    $  459
Interest               8,383     7,990     7,644     2,245    2,075     2,103
Curtailment gain         (34)
(Return) loss on
   assets            (27,238)  (38,165)    3,764
Other                 14,592    26,405   (14,991)     (185)    (309)
(Income) expense     $(2,756)  $(2,896)  $(2,403)   $2,405   $2,034    $2,562

Other Plans
Year Ended March 31               1997                1996               1995
(Thousands)

Multiemployer                   $2,398              $2,157             $1,841
Defined contribution               576                  18




ANNUAL REPORT PAGE 33 CONTINUED

ACTUARIAL ASSUMPTIONS

Year Ended March 31              1997                1996               1995

Obligation discount               7.5%               7.25%               8.5%
Compensation increase     4.6 to 7.75         4.35 to 7.5        4.85 to 8.0
Asset long-term return            9.0                 9.0                9.0
Health care cost trend rate       9.0                12.0               12.5


ANNUAL REPORT PAGE 34

SHAREHOLDERS' EQUITY
There are 1.5 million shares of unreserved authorized preferred stock and 2 million shares of common stock are reserved for stock and option grants and the exercise of outstanding stock options.
   Second Series Junior Participating Preferred Stock (3.5 million shares, $1.00 par value, $2.00 liquidation preference to common stock, aggregate liquidation payment of four times common stock payment, redeemable at the greater of $360 or four times the current common stock market price) is reserved for issuance on exercise of rights attached to outstanding common stock. The rights may be redeemed at $.01 per right and expire in May 2006. If 15% or more of the Company's common stock becomes beneficially owned by a person or group (subject to the Board of Directors' authority to defer distribution and exercise of the rights until 20% is acquired), or if an exchange or tender offer which would result in 15% or more ownership is commenced, the rightholders, except such beneficial owners, may purchase one-quarter share of the preferred stock for $90 or, for $90, they may purchase shares of the Company's common stock at one-half their market value. If other change in control events occur, the same rightholders may, for $90, purchase shares of the acquirer's common stock at one-half their market value.
   The Company's 1996 Employee Stock Plan provides for awarding no more than 500,000 shares of common stock (485,000 available at March 31, 1997), with maximum award limits for each participant during any twelve month period, in the form of: nonqualified and incentive stock options to purchase common stock at its market value on the award date (125,000 share limit); stock equivalent units based on common stock fair market values with settlement in common stock or cash on the achievement of established performance goals (15,000 share limit); performance units denominated in cash with settlement in common stock or cash not exceeding $300,000 per participant per year on the achievement of specific business objectives; and annual incentive stock awards (30,000 share limit) to insiders, as defined, in settlement of incentive compensation plan awards. Under previous stock option plans, nonqualified stock options were granted to key employees to purchase shares of common stock at its market value on the grant date.
   Another plan provides to each director who is not employed by the Company an annual award of 500 shares of common stock ($52,000 total fair value in fiscal 1997) restricted as to sale for five years or, if earlier, until the director attains age 65 and completes five years of service as a director or


ANNUAL REPORT PAGE 34 CONTINUED

the occurrence of a change in control or other events. The plan also provides for the annual distribution of a nonqualified option for 2,000 shares of common stock at its market value on the distribution date. In fiscal 1997, 1,649 shares of restricted common stock ($34,000 fair value) were issued to directors for their unvested accrued pension benefits upon the termination of future service accruals under the directors pension plan.


STOCK OPTIONS

March 31, 1997                    Outstanding
                                    Weighted Average          Exercisable
                                  Remaining                          Weighted
Exercise                        Contractual    Exercise               Average
Price Range           Shares   Life (Years)       Price   Shares        Price
(Thousands of Shares)

$18.25 - $25.25          764        7.8         $20.50       105       $20.93
 28.75 -  35.00          398        2.9          32.82       398        32.82
 36.75 -  45.375         253        3.6          39.58       171        40.70
$18.25 - $45.375       1,415        5.7         $27.37       674       $32.96

                                                             Weighted Average
                                                               Exercise Price
                                       Shares                  Or Price Range
(Thousands of Shares)

Year Ended March 31, 1997
Granted                                   316                         $20.45
Exercised                                   7                          20.75
Forfeited                                  52                          30.59
At year end:
   Outstanding                          1,415                          27.37
   Exercisable                            674                          32.96

Year Ended March 31, 1996
Granted                                   220                         $21.10
Forfeited                                  10                          27.17
At year end:
   Outstanding                          1,158                          29.37
   Exercisable                            547                          34.78

Year Ended March 31, 1995
Granted                                   262              $18.25  - $22.00
Exercised                                   2                         21.125
Forfeited                                  15               21.125 -  21.25

The estimated fair value of options granted and pro forma net income and



ANNUAL REPORT PAGE 34 CONTINUED

earnings per share that would have been reported if Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," had been followed in the accounting for stock options granted since April 1, 1995 are presented below. These estimates were computed using the Black-Scholes option pricing model with weighted-average assumptions of: risk-free interest rate - 6.6%; dividend yield - 1.9%; expected option life - 7.1 years; expected common stock volatility - 25.5%.

Year Ended March 31                                      1997           1996
(Thousands Except Per Share Amounts)

Options Granted
Estimated weighted-average fair value per share        $ 6.99        $  7.18

Net Income
Reported                                               $5,300        $16,670
   Per share                                              .43           1.35
Pro forma                                               4,760         16,443
   Per share                                              .38           1.33
































ANNUAL REPORT PAGE 35

CONSOLIDATED SHAREHOLDERS' EQUITY

                                   Capital in
                           Common   Excess of   Retained   Treasury
                            Stock   Par Value   Earnings      Stock     Total
(Thousands)

Balance April 1, 1994      $6,285     $36,226   $183,670   $(4,598)  $221,583
Net income                                         9,324                9,324
Cash dividends declared -
   $.88 per common share                         (10,870)             (10,870)
Treasury stock purchased -
   103 shares                                               (1,926)    (1,926)
Conversion of debentures -
   37 shares                             (577)               1,095        518
Stock options - 2 shares                  (12)                  44         32
Investment unrealized loss                          (823)                (823)
Pension minimum liability                            716                  716
Currency translation                                 376                  376
Balance March 31, 1995      6,285      35,637    182,393    (5,385)   218,930

Net income                                        16,670               16,670
Cash dividends declared -
   $.40 per common share                          (4,938)              (4,938)
Conversion of preferred
   stock - 1 shares                       (20)                  20
Investment unrealized gain                         1,255                1,255
Pension minimum liability                           (773)                (773)
Currency translation                                (189)                (189)
Balance March 31, 1996      6,285      35,617    194,418    (5,365)   230,955

Net income                                         5,300                5,300
Cash dividends declared -
   $.40 per common share                          (4,942)              (4,942)
Stock options and
   awards - 11 shares                     (92)                 338        246
Investment unrealized loss                          (631)                (631)
Pension minimum liability                          1,025                1,025
Currency translation                              (1,235)              (1,235)

Balance March 31, 1997     $6,285     $35,525   $193,935   $(5,027)  $230,718










ANNUAL REPORT PAGE 35 CONTINUED

RETAINED EARNINGS COMPONENTS

March 31                                      1997         1996         1995
(Thousands)

Investment unrealized loss                $ (1,440)    $   (809)    $ (2,064)
Pension minimum liability                      (39)      (1,064)        (291)
Currency translation                        (2,336)      (1,101)        (912)
Retained earnings                          197,750      197,392      185,660


ANNUAL REPORT PAGE 36

INCOME TAXES

NET DEFERRED TAX ASSET COMPONENTS

March 31                                                   1997         1996
(Thousands)

Litigation                                              $25,370      $   270
Retirement obligations                                   21,800       12,700
Insurance                                                 8,840        4,830
Discontinued operations                                   5,650        4,280
Environmental obligations                                 5,440          420
Deferred compensation                                     4,780        1,530
Tax carryforward benefits                                 4,700          560
Engineering and construction contracts                    3,240        5,980
Miscellaneous                                             3,000        4,840
                                                         82,820       35,410
Inventories                                              (5,110)
Depreciation                                            (13,810)      (4,950)
                                                        $63,900      $30,460

Tax carryforward benefits are amounts recognized in the financial statements for $8.3 million of net operating loss carryforwards of acquired businesses expiring in 2011 and 2012 and $1.4 million of minimum tax credit carryforwards with no expiration which will be realized when they are used to reduce future federal taxable income and income taxes, respectively. No federal or state income taxes have been provided on $5.3 million of foreign subsidiaries' undistributed earnings as the Company intends to indefinitely reinvest the earnings in foreign operations, or to repatriate them only when doing so would be tax effective, and it is not practicable to determine the amount of such deferred taxes.







ANNUAL REPORT PAGE 36 CONTINUED

PRETAX INCOME AND TAX PROVISIONS

Year Ended March 31                         1997            1996         1995
(Thousands)

Income Before Income Taxes
Domestic                                 $35,182         $33,795      $24,942
Foreign                                      220              10          (70)
                                         $35,402         $33,805      $24,872

Tax Provisions
Current federal                          $ 8,750         $ 9,340      $ 7,260
Current state                                960             120          550
Current foreign                              150               8           10
Prior year state tax settlement                                          (730)
                                           9,860           9,468        7,090
Deferred federal                           5,580           2,130        1,370
Deferred state                               240             680          230
Deferred foreign                              30
Loss carryforward benefit                 (2,310)
                                           3,540           2,810        1,600
                                         $13,400         $12,278       $8,690

TAX RATE RECONCILEMENT

Year Ended March 31                         1997            1996         1995

Federal statutory rate                      35.0%           35.0%        35.0%

State income taxes, net
   of federal tax benefit                    2.2             1.6          2.0
Goodwill amortization                        1.2
Tax exempt investment income                (1.1)           (1.8)        (3.0)
Prior year state tax settlement                                          (1.7)
Miscellaneous                                 .6             1.5          (.7)
Effective rate                              37.9%           36.3%        31.6%

TAXES PAID

Year Ended March 31                         1997            1996         1995
(Thousands)
                                          $1,296          $4,473       $3,525


ANNUAL REPORT PAGE 37

COMMITMENTS AND CONTINGENCIES

United States Brass Corporation, an Eljer indirect wholly-owned subsidiary, filed in 1994 a voluntary petition for reorganization under Chapter 11 of the

ANNUAL REPORT PAGE 37 CONTINUED

United States Bankruptcy Code for the purpose of systematically resolving issues resulting from sales of polybutylene plumbing systems and related litigation.  US Brass has proposed a reorganization plan which provides for payment, satisfaction, and discharge of all claims involving the polybutylene systems and, currently, it operates as a debtor-in-possession under Section
1108 of the Bankruptcy Code subject to the supervision and orders of the bankruptcy court.
   The polybutylene system lawsuits allege the systems leaked and seek recovery based on negligence, breach of warranty, strict tort liability and, in some cases, fraud or misrepresentation.  Defendants in various of the cases among others include: US Brass; Eljer and its wholly-owned subsidiary Eljer
Manufacturing, Inc. (EMI), neither of which ever manufactured or sold the systems; Shell Chemical Company, the polybutylene resin manufacturer; and
Hoechst Celanese Corporation, the manufacturer of a resin for system fittings.
Data is not currently available to permit estimating the number of installations that have failed or the number of claims that have been settled by parties other than US Brass.  Until July 1991, US Brass, Shell, and Hoechst
Celanese shared the costs of system repairs and replacements with insurance carriers reimbursing substantial portions of the amounts paid by US Brass.
Some reimbursement of insurance payments may be required under reservations of rights, retrospective premium adjustments, or indemnification agreements.
   The polybutylene claimants committee in the bankruptcy proceeding has filed a motion to convert the case from Chapter 11 to Chapter 7 of the Bankruptcy
Code which, if granted, would cause US Brass to be liquidated.  In connection with settlements by various parties in two national class actions dealing with polybutylene plumbing systems, Eljer, EMI, and US Brass have entered into a tentative settlement, contingent on confirmation of a bankruptcy plan embodying the tentative settlement terms, which would require contribution to a settlement fund of insurance proceeds, $53.4 million in cash, and a $20 million noninterest bearing note payable over ten years.  In consideration for such contribution, which has been provided for in the statement of consolidated financial position, Eljer, EMI, and US Brass would receive relief from polybutylene claims satisfactory to them and US Brass would remain an indirect, wholly-owned operating subsidiary.
   The Company operates plants that generate hazardous and nonhazardous wastes which are subject to federal and state disposal laws and believes it is in material compliance with such laws and related regulations.  Several of the
Eljer facilities have implemented required remediation programs to remedy the effects of past waste disposal and others have not undergone comprehensive environmental studies.  Included in the statement of financial position is a
$15.5 million reserve for environmental, health, and safety matters which management believes is adequate and expects payments of substantial portions to be made over the next three years.  Environmental trusts amounting to $8.2 million have been funded to secure obligations with respect to specified sites.
   In the normal course of business, financial and performance guarantees are made in connection with major engineering and construction contracts and a liability is recognized when a probable loss occurs.  Also, there are various other claims, legal, and environmental proceedings which management believes will have no material effect on the Company's financial position or results of operations when they are resolved.
ANNUAL REPORT PAGE 37 CONTINUED

DISCONTINUED OPERATIONS
In fiscal 1997, the Lynx Golf and Mechanical Power Transmission segments, and portions of the Power Systems segment, were sold. The remainder of the Power Systems segment is expected to be disposed of in fiscal 1998. The net sales and loss from operations of the three segments prior to the dates of the decisions to discontinue them, the net assets of the two segments discontinued as of March 1996 and the remaining net assets at March 31, 1997, and the components of the disposal net losses were:

Year Ended March 31                        1997            1996          1995
(Thousands)

Net sales                              $181,243        $221,330      $227,733
Loss from operations
   before income taxes                  (14,364)         (7,337)      (14,148)
Income tax benefit                        5,200           3,080         4,630
Net loss                               $ (9,164)       $ (4,257)     $ (9,518)

Loss on disposal
   before income taxes                 $ (9,138)       $ (1,700)
Income tax benefit                        1,600           1,100
Net loss                               $ (7,538)       $   (600)

Receivables                            $ 46,591        $ 24,224
Inventories and other assets              2,458          30,498
Property, plant, and equipment            2,109          16,537
Trade accounts payable                  (16,227)         (6,763)
Contract advance billings               (14,403)
Other liabilities                       (16,215)         (7,243)

Net assets                             $  4,313        $ 57,253

The Company has agreed to reimburse a third party for all payments it might be required to make to the issuer of a $27.6 million letter of credit provided to secure the payment of potential liquidated damages in connection with a power plant construction project recently begun in Pakistan.















                                                                          -28-